

Notice of

Annual Meeting of Shareholders
and **Proxy Statement**

From our Chairman
and our President and CEO





Gary Wolter
Chairman

Jeff Keebler
President and CEO

March 26, 2018

To Our Valued Shareholders:

On behalf of our Board of Directors, thank you for your investment in MGE Energy. We appreciate your continued confidence as we build your community energy company for the future.

In 2017, MGE Energy continued its leadership in an evolving energy world, delivering strong financial performance and growing shareholder value through investments in new technologies and cleaner energy.

This year, we are actively pursuing two new, large solar projects in Wisconsin with WEC Energy Group. We hope to file an application for regulatory approval this year.

We also continue to work to electrify the transportation sector by partnering with customers at their homes, at their businesses, and with their fleets—public and private. We are collaborating with the City of Madison, one of our major customers, to electrify its public transportation network.

Advancing Energy 2030

Energy 2030 is our framework for a more sustainable energy future, setting ambitious goals for growing renewable energy and reducing carbon dioxide emissions. Our targeted 40 percent reduction in carbon emissions by 2030 (from 2005 levels) is consistent with U.S. targets for the 2030 time frame established in the Paris Agreement on climate change.

MGE's public commitment to reduce carbon emissions at least 80 percent by 2050 aligns with the goals of the U.S. Mid-Century Strategy (MCS) for Deep Decarbonization. The MCS is the U.S. strategy for meeting the Paris Agreement on climate change to limit global temperature increases to 2 degrees. If we can go further faster by working together with our customers, we will.

Since announcing our Energy 2030 framework, we have advanced initiatives to increase engagement around energy efficiency, electric vehicles, and cleaner energy, all of which are key strategies identified in the U.S. Mid-Century Strategy for Deep Decarbonization.

Investing in New Technologies

In 2017, MGE management and your Board of Directors:

» Obtained regulatory approval for our largest wind farm to date, the 66-megawatt Saratoga wind farm in Saratoga, Iowa. This new resource grows MGE-owned wind resources by 160 percent. Completion is expected by early 2019.

» Filed for regulatory approval to acquire an ownership share in the Forward Energy Center, further increasing our investment in wind energy.

» Celebrated MGE's innovative Shared Solar project coming online. MGE continues to build a waiting list of customers as we pursue additional projects.

While significant, these accomplishments represent only a snapshot of the many ways in which we are partnering with customers to advance a cleaner, smarter energy future while building shareholder value.

Sincerely,

Gary J. Wolter
Chairman

Jeff M. Keebler
President and Chief Executive Officer

ANNUAL MEETING

We invite you to attend our 2018 MGE Energy Annual Meeting on Tuesday, May 15, 2018, at the Madison Marriott West in Middleton, WI. Please find meeting details on page 1 of this Proxy Statement.

Regardless of whether you attend, please exercise your right as a shareholder and vote your shares promptly.

NEW PROGRAMS

Expanded our residential customer electric vehicle (EV) charging program, Charge@ Home, through which customers are able to charge their EVs faster using MGE-owned chargers at their homes.

Began offering our Renewable Energy Rider, a first-of-its-kind program in Wisconsin through which a business customer may partner with MGE to tailor a renewable energy solution.

Launched our Smart Thermostat demand response program in partnership with Nest Labs and residential customers as part of ongoing efforts to reduce overall and peak energy use.

From our
Lead Independent Director



Regina Millner
Lead Independent Director

March 26, 2018

Dear Fellow Shareholders:

I am privileged to serve as the Lead Independent Director of the MGE Energy and MGE Boards of Directors.

Your board brings together a group of highly qualified directors with a breadth of professional experience and expertise to provide oversight and to ensure your interests are always represented.

The board uses its collective knowledge and skills to work with management on corporate business strategy and performance and to advance our strategy with major initiatives and investments. The board also uses its expertise to oversee enterprise-wide risk assessment, management, and mitigation.

The board believes it is important to have a Lead Independent Director with extensive authority and responsibility, and the proven ability to provide strong board leadership in ensuring the board meets its responsibilities for Company oversight.

Board Refreshment
In 2018, the board added two new independent directors who bring diverse perspectives to the board along with deep professional and community experience. We welcome their service.

Board Commitment to Effective Corporate Governance
We also strengthened our commitment to strong corporate governance with the addition of three new corporate governance policies and guidelines. We adopted a clawback provision on short-term incentive executive compensation. We also adopted new stock ownership guidelines for our directors and executive officers and enhanced an existing anti-hedging policy with an additional policy to prohibit pledging of owned shares.

Succession Planning
The board also oversaw the continuing, planned succession in Company leadership. In accord with the board's succession plan, Gary Wolter will step down as Chairman of the Boards of MGE Energy and MGE, and MGE President and CEO Jeff Keebler will become Chairman of the Boards of Directors of both companies effective October 1, 2018.

We believe our current board structure encourages independent director participation and engagement while retaining the benefit of the experience and industry knowledge of our former CEO and our current CEO.

Your board remains committed to continuing to serve your interests. We appreciate your trust in us and your continued investment in the Company. I invite you to read the Proxy to learn more about our strong corporate governance. We look forward to continuing our work to ensure your Company's continued success.

Sincerely,

Regina M. Millner

Regina M. Millner
Lead Independent Director

GOVERNANCE HIGHLIGHTS

Adoption of clawback policy for incentive compensation.

Adoption of new, enhanced stock ownership guidelines for officers and directors.

Adoption of anti-pledging policy for officers and directors.

Added Director Resignation Policy to Bylaws.

YOUR BOARD OF DIRECTORS

A Lead Independent Director.

Lead Director chairs Corporate Governance Committee and Executive Sessions.

Eight out of 11 directors are independent under Nasdaq rules.

Two new directors joined the board in 2018.

Proxy SUMMARY

This summary highlights information contained in the Proxy Statement. It is only a summary. Please read the entire Proxy Statement and the 2017 Annual Report to Shareholders before voting.

VOTING MATTERS Board recommendations

✅ **FOR** Election of Directors *(Each nominee)*	p. 6
✅ **FOR** the Ratification of Independent Accounting Firm	p. 9
✅ **FOR** the Advisory Vote on Approval of Executive Compensation (Say-on-Pay)	p. 10
❌ **AGAINST** the Shareholder Proposal: *Electrification of Transportation Sector Study*	p. 11
❌ **AGAINST** the Shareholder Proposal: *Report on 2-Degree Scenario*	p. 14
❌ **AGAINST** the Shareholder Proposal: *Report on 100% Renewable Energy*	p. 17

HOW TO VOTE

proxyvote.com

1-800-690-6903

Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

See pages 4-5 for directions on voting your Proxy and to see how your votes are counted.

FINANCIAL Performance

Annual total return provides a snapshot of your investment's performance. Total return is the combination of stock price and reinvested dividends. If you invested $1,000 in MGE Energy five years ago and consistently reinvested your dividends, your investment would have grown to $2,109 by the close of 2017. Over the last five years, MGE Energy's total return has outpaced the national indices of the S&P 500, EEI Investor-Owned Electric Utilities and the Russell 2000.



Cumulative Total Return Comparison

MGEE $2,109
S&P 500
Russell 2000
EEI Investor-Owned Electrics



Dividend growth

+22%

ENVIRONMENTAL Performance

Our board has oversight of the Company's environmental and sustainability performance. Directors understand sustainability is integral to the Company's long-term success and share management's commitments in these areas, from long-term and strategic direction to day-to-day business practices throughout the organization.

Our Wisconsin-based board conducts an annual review of the Company's environmental and sustainability performance. Directors review performance on environmental and sustainability strategies as part of evaluating executive compensation. See pages 22-23 of this Proxy for more information, and visit *mgeenergy.com* to read our Environmental and Sustainability Report.

SUSTAINABILITY HIGHLIGHTS

MGE recognized as a Green Master for fourth consecutive year by Wisconsin Sustainable Business Council.

MGE is the only utility in the state awarded the highest participating level in Green Tier, an environmental program through the WI DNR.

MGE decreased regulated air emission rates between 60 and 97 percent since 2005.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF MGE ENERGY, INC.

March 26, 2018

Instructions on making a reservation are provided on page 3 of this proxy statement. **Regardless of whether you plan to attend, please take a moment to vote your proxy.** The meeting will be held as follows:

Date:	Tuesday, May 15, 2018
Time:	11:00 a.m., local time
Place:	Madison Marriott West
	1313 John Q. Hammons Drive
	Middleton, Wisconsin
	(See map located at the end of this Proxy Statement)

Items of Business

- To elect three Class II directors named in this proxy statement to terms of office expiring at the 2021 Annual Meeting of Shareholders;
- To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2018;
- Advisory vote to approve executive compensation;
- Advisory vote on shareholder proposals; and
- To transact such other business as may properly come before the meeting.

Record Date

Shareholders of record at the close of business on March 9, 2018, are entitled to vote at the meeting.

Voting by Proxy

Your vote is important. You may vote:

- Using the Internet.
- By telephone.
- By returning the proxy card in the envelope provided.

The matters to be acted upon at the meeting are described in the accompanying proxy statement.

By Order of the Board of Directors

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Executive Vice President, Chief Financial
Officer, Secretary and Treasurer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 15, 2018:
This proxy statement and our 2017 annual report to shareholders are available at www.mgeenergy.com/proxy.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Q. ***Why am I receiving this proxy statement?***

A. We are sending this document to you because our Board of Directors is seeking your proxy to vote your shares at our annual meeting. The notice of annual meeting, proxy statement, and accompanying proxy card are first being mailed on or about March 26, 2018, to shareholders of record at the close of business on March 9, 2018.

Q. ***When and where will the annual meeting take place and what is its purpose?***

A. See the notice of annual meeting at the beginning of this proxy statement for that information. A map of the location of the annual meeting is located at the end of this proxy statement.

Q. ***Do I need a reservation to attend the meeting?***

A. Yes. If you plan to attend the meeting, please make your reservation online at www.proxyvote.com/register and look for the "shareholder meeting registration" link. Or visit www.mgeenergy.com/RSVP to make your reservation.

You also may fill out the enclosed postage-paid reservation card and ***return it separately*** to MGE Energy, Inc. Shareholders also may contact us at 800-356-6423 to make a reservation.

Your name tag is your admittance ticket to the meeting. Name tags will be mailed to shareholders who make reservations before May 8, 2018. Name tags for late reservations will be available on the day of the meeting at the registration table.

MGE Energy has meeting rules for attendees of the annual meeting. They are available at www.mgeenergy.com/RSVP.

Q. ***Why did I receive more than one copy of this proxy statement?***

A. If you own our common stock in more than one account, such as individually and also jointly with your spouse, you may receive more than one copy of this document. This duplication can be eliminated. For information on combining the mailings into one, registered shareholders may contact Computershare toll-free at 800-356-6423 or by email at web.queries@computershare.com. Shareholders who hold shares through a brokerage firm should contact their broker.

Q. ***Why is it important to vote?***

A. Your broker is not permitted to vote on your behalf on the election of directors or on the advisory votes related to executive compensation matters or the shareholder proposals. Thus, your broker needs your instructions in order for your shares to be voted on these matters. For your vote to be counted, you now need to communicate your voting instructions to your broker, bank, or other financial institution before the date of the annual meeting. If you do not vote, your shares may not be represented at the annual meeting.

Q. ***Where can I find information about executive compensation for 2017?***

A. See the information under "Executive Compensation" starting on page 29 of this proxy statement, including the "Executive Summary" summarizing our board's approach to executive compensation.

Q. ***What is MGE Energy, Inc.?***

A. MGE Energy is an investor-owned public utility holding company formed in August 2002. Our headquarters are in Madison, Wisconsin, and we are the parent company of Madison Gas and Electric Company (MGE), our principal subsidiary. Our executive offices are located at 133 South Blair Street, Madison, Wisconsin 53788.

**VOTING**

Number of Votes Per Share

Each share of common stock issued and outstanding as of the record date for the meeting is entitled to one vote at the meeting, except as described below for shareholders who own more than a specified percentage of our common stock.

The record date for the meeting is March 9, 2018. Holders of record as of such date can vote in person at the meeting or by proxy. By giving us your proxy, you are authorizing the individuals named on the proxy card (the proxies) to vote your shares in the manner you indicate. On March 9, 2018, there were 34,668,370 shares of our common stock issued and outstanding.

Our Amended and Restated Articles of Incorporation contain a provision limiting the voting power of any shareholder who acquires more than 10 percent of our outstanding voting stock. In addition, under the Wisconsin Business Corporation Law, the voting power of shares held by any person in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of the excess shares. To our knowledge, neither of these limitations currently applies to any shareholder.

How Street Name Holders May Vote

If you own shares through a broker, the registered holder of those shares is your broker or its nominee. If you receive our proxy materials from your broker, you should vote your shares by following the procedures specified by your broker. Your broker will tabulate the votes it received from its customers and submit a proxy card to us reflecting those votes. If you plan to vote your shares in person at the meeting, you should contact your broker to obtain a legal proxy.

Please note that, in the absence of any direction from you, your broker is not allowed to vote your shares in the election of directors or on the advisory votes relating to executive compensation and the shareholder proposals. Your vote is important to us, and so we hope you will make your choices known to your broker using the means they provide to you.

How Registered Holders May Vote

If you personally hold a certificate for your shares, have direct registration shares on our books, or have shares held by us in the Direct Stock Purchase and Dividend Reinvestment Plan, then you are the registered holder. Shares you have accumulated in the Direct Stock Purchase and Dividend Reinvestment Plan are held by the administrator under the nominee name of Dingo & Co. Those shares, including your certificate or direct registration shares, will be voted in accordance with the direction given by you on your proxy.

As a convenience to you, we are providing you with the option to vote by proxy via the Internet or toll-free touch-tone telephone. Refer to your proxy card or e-notice for more information and instructions. If you prefer, you may cast your vote by returning your signed and dated proxy card. Instructions regarding all three methods of voting are included on the proxy card. The signature on the proxy card should correspond exactly with the name of the shareholder as it appears on the proxy card. Where stock is registered in the name of two or more persons, each of them should sign the proxy card. If you sign a proxy card as an attorney, officer, personal representative, administrator, trustee, guardian, or in a similar capacity, please indicate your full title in that capacity.

In voting on:

- The election of directors in Proposal 1, you may vote **"FOR"** the election of all nominees or you may **"withhold"** your votes as to one or more or all of the nominees.
- The ratification of the selection of our independent registered public accounting firm in Proposal 2, you can specify whether you are **"FOR," "against,"** or **"abstain."**
- The advisory vote on executive compensation in Proposal 3, you can specify whether you are **"FOR," "against,"** or **"abstain."**
- The advisory vote on the shareholder proposals, you can specify whether you are **"for," "AGAINST,"** or **"abstain."**

If you sign and return the proxy card or submit your electronic vote without specifying any instructions and without indicating expressly that you are not voting some or all of your shares on a particular proposal, your shares will be voted **"FOR"** the election as directors of the nominees on the proxy card, "**FOR**" ratification of the selection of PricewaterhouseCoopers LLP, **"FOR"** approval of our executive compensation, and **"AGAINST" the shareholder proposals**.

Holders Needed to Establish a Quorum

A quorum is necessary to hold a valid meeting of shareholders. If holders of a majority of the outstanding shares of common stock are present in person or by proxy for any proposal to be acted upon at the meeting, then a quorum will exist for all proposals. In order to assure the presence of a quorum, please vote via the Internet, telephone, or sign and return your proxy card promptly in the enclosed postage-paid envelope even if you plan to attend the meeting. Brokers are permitted to vote on the ratification of the selection of auditors, but not on any of the other matters to be considered at the annual meeting. Thus, broker votes as well as abstentions are counted for purposes of establishing a quorum for the meeting.

The Vote Necessary for Action to Be Taken

The three persons receiving the greatest number of votes at the meeting will be elected to serve as Class II directors. Under Section 2.07(b) of MGE Energy's Amended Bylaws, any incumbent nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender promptly an offer of his or her resignation following certification of the shareholder vote for that election. The board's Corporate Governance Committee will consider that resignation and recommend to our Board of Directors, based on all relevant factors, whether to accept the tendered resignation or to pursue another action. Our board will then act on that recommendation no later than 90 days following the certification of the shareholder vote. We will promptly publicly disclose the board's decision and, if applicable, the reasons for rejecting the resignation or pursuing another action. The full details of our director resignation policy are set forth in our Bylaws, which are available on our website at www.mgeenergy.com/governance and also found under the "Corporate Governance Committee" caption.

The votes "for" must exceed the votes cast "against" at the meeting in order to ratify the selection of auditors. Abstentions will not have any effect.

Although the advisory vote on Proposal 3 is nonbinding, as provided by law, our board will review the results of the votes and take them into account in making a determination concerning executive compensation.

The nonbinding shareholder proposals must receive the affirmative vote of a majority of the votes cast, in order to pass. Abstentions and broker nonvotes will have no effect. Notwithstanding the shareholder vote on the shareholder proposal, the ultimate adoption of such proposal is at the discretion of our board.

Revocation of Proxies

If you are a registered holder of our common stock, you may revoke your proxy by giving a written notice of revocation to our Corporate Secretary at any time before your proxy is voted, by executing a later-dated proxy card that is voted at the meeting, or by attending the meeting and voting your shares in person. If your shares are held by a broker, you must contact your broker to revoke your proxy. Attendance at the meeting will not automatically revoke any authorization you have given to your broker.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 15, 2018

This proxy statement and our 2017 annual report to shareholders are available at www.mgeenergy.com/proxy. Shareholders can elect to receive email alerts when proxy and annual meeting materials are available on the Internet instead of receiving paper copies in the mail. If you are a registered holder of our common stock, you may sign up for email alerts by contacting Computershare toll-free at 800-356-6423 or by email at web.queries@computershare.com. These alerts will notify you when the proxy materials are available. If your shares are held by a broker, you must contact your broker to receive these materials via the Internet.

Unless you prefer paper copies, please consider electronic delivery, which will help us reduce costs and the amount of resources used in connection with the annual meeting.

PROPOSAL 1 — ELECTION OF DIRECTORS

As described below, the Board of Directors consists of ten continuing directors divided into three classes. One class is elected each year for a term of three years. It is proposed that the three nominees named below be elected to serve as Class II directors for a three-year term to expire at the 2021 annual meeting and upon the election and qualification of their successors. Your proxy may not be voted for a greater number of persons than the three nominees below.

All of our directors serve concurrently as directors of MGE. As discussed below under "Board of Directors Information," our Board of Directors has determined that all of our directors, other than Directors Keebler, Stolper, and Wolter, are independent as defined in the applicable Nasdaq Stock Market, Inc., listing standards.

Directors Anderson, Keebler, and Wolter are currently Class II directors whose terms expire at the 2018 Annual Meeting of Shareholders and who have been recommended by our Corporate Governance Committee and nominated by our board for reelection.

Each of the nominees has indicated a willingness to serve if elected, and the board has no reason to believe that any nominee will be unavailable for that service. If any nominee should become unable to serve, it is presently intended that your proxy will be voted for a substitute nominee designated by the board. Under the Company's retirement guidelines for directors, employee directors may not continue to serve as a director unless requested to do so by the Board of Directors; and other directors are expected to retire no later than the date and time of the Annual Meeting of Shareholders following the date on which he or she attains the age of 75, unless requested to remain by the board.

Director Nevin, who is a Class II director, has attained the age of 75 and will be retiring from the Board of Directors at the 2018 Annual Meeting of Shareholders.

The board believes the directors of MGE Energy collectively have backgrounds and skills important for MGE Energy's business. The following biographies summarize the experiences, qualifications, and skills that qualify our nominees and continuing directors to serve as directors of the Company.

Nominees for Election to the Board of Directors

The following paragraphs provide information regarding the background and qualifications of the nominees to our Board of Directors, all of whom are current directors.

Names (Ages) and Business Experience*	Director Since**

Class II – Term Expiring in 2018

Marcia M. Anderson (60), Madison, Wisconsin 2018
Director Anderson has a Juris Doctor from Rutgers University School of Law and a Master of Strategic Studies from the U.S. Army War College. She is currently the clerk of court of the Bankruptcy Court for the Western District of Wisconsin. Director Anderson retired from the Army in May 2016 with a rank of Major General. In addition to her legal and military experience, she worked for General Public Utilities Corporation early in her career. Director Anderson's skills and industry experience will be a valuable asset to our board in setting strategic vision and assessing future risks for our Company. Director Anderson currently serves on the board of directors for the Green Bay Packers.

Jeffrey M. Keebler (46), Middleton, Wisconsin 2017
President and Chief Executive Officer of MGE Energy, Inc., and Madison Gas and Electric Company since March 1, 2017. He was Senior Vice President - Energy Supply and Planning of Madison Gas and Electric Company, a position he has held since July 2015. Prior thereto, he was Assistant Vice President - Energy Supply and Customer Service, a position he held since January 2012. Director Keebler has been employed at Madison Gas and Electric Company since 1995. Director Keebler has a Master of Business Administration and has been involved in the public utility business for more than 20 years. His leadership experience and his knowledge of public utility operations bring an important perspective to our board. Director Keebler is a director of the University of Wisconsin Research Park and United Way of Dane County.

Gary J. Wolter (63), Madison Wisconsin 2000
Chairman of MGE Energy, Inc., and Madison Gas and Electric Company. Director Wolter was our Chairman, President and Chief Executive Officer until March 1, 2017. He had been an officer since 1989 and an employee since 1984.
Director Wolter is an attorney and has been involved in the public utility business for more than 30 years. His experience with the Company, including its overall management and operations, is important as the Company transitions to new senior management. Director Wolter holds the following directorships: director of American Transmission Company and ATC Holdco, chair of the Board of Authority at University of Wisconsin Hospitals and Clinics, and director of National Guardian Life Insurance Company.

THE BOARD RECOMMENDS A VOTE "FOR" ALL NOMINEES

Members of the Board of Directors Continuing in Office

The following paragraphs provide information regarding the background and qualifications of the continuing members of our Board of Directors.

Class III – Term Expiring in 2019

F. Curtis Hastings (72), Madison, Wisconsin 1999
Director Hastings is the retired Chairman of J. H. Findorff & Son, Inc., a large commercial and industrial construction general contractor and design builder, with which he had been associated for more than 39 years. We believe Director Hastings' experience with the management and oversight of a large company brings an important perspective to our board in its oversight of our operations. His particular knowledge of the construction industry assists our board in its understanding and oversight of the various significant construction projects we have undertaken over the past several years with respect to power plant construction, wind farm construction, environmental control projects, and the general construction activities that constitute a recurring part of an electric and gas utility's operations. He is familiar with the management and control of large projects, cost control, and schedule management. Director Hastings is a director of National Guardian Life Insurance Co., a position he has held since 1981.

James L. Possin (66), Madison, Wisconsin 2009
Director Possin is a tax consultant with James L. Possin CPA, LLC. In 1976, Director Possin started working at Grant Thornton LLP, a registered public accounting firm. From 1990 to 2007, he was a partner where he advised on tax- and financial-related matters. Director Possin is a certified public accountant and holds degrees in accounting and law from the University of Wisconsin-Madison. Director Possin also serves on the Audit/Finance Committee of Oakwood Lutheran Homes Association, Inc. We believe Director Possin's background and current accounting and tax employment adds valuable accounting, tax, and financial reporting experience to our board. We believe his experience and familiarity with financial reporting principles and requirements will assist in our board's oversight of financial reporting and tax matters as well as the identification and management of financial risk exposures.

Mark D. Bugher (69), Bayfield, Wisconsin 2010
Director Bugher is the retired director of the University Research Park, University of Wisconsin-Madison, a position he held for 15 years. Prior to joining the Research Park, he served the State of Wisconsin as Secretary of Administration from 1996 to 1999 and as Secretary of Revenue from 1988 to 1996. Director Bugher serves on the board of First Business Financial Services, Inc., as a member of the corporate governance and chairs the compensation committee. Director Bugher chairs the board of Marshfield Clinic Health System, a $2 billion multispecialty health care system. He is a recognized leader in the Madison business community and brings an understanding of the business environment and economy within our service area. As a result of his governmental service, Director Bugher has insights into public policies, priorities, and objectives that assist our board in evaluating longer-range trends that may affect the community we serve and our business. His experience at the University Research Park will assist with fiscal and strategic matters as well as with the evaluation of technology trends and developments that may affect the generation and distribution of electricity and the distribution of gas.

Class I – Term Expiring in 2020

Regina M. Millner (73), Madison, Wisconsin.. 1996
Director Millner retired as President of RMM Enterprises, Inc., a consulting firm that specialized in complex real estate projects and where she provided various legal, consulting, and brokerage services for private clients and governmental agencies. She is an attorney and has worked as an analyst and broker in commercial real estate for more than 36 years. We believe Director Millner's analytical and financial skills that have been applied to commercial real estate, including the analysis of general market conditions, local and regional community and business trends, market risks and opportunities, and financial returns, are valuable to the board in its consideration of general economic conditions in our service area and the consideration and evaluation of risks and opportunities in our business. Director Millner has served on our board for 20 years and has significant experience with our Company and its operations. She serves as our Lead Independent Director, as described below under "Board of Directors Information - Board Leadership Structure." Director Millner holds the following directorships: University of Wisconsin Research Park, Board of Authority at University of Wisconsin Hospitals and Clinics and board of regents for University of Wisconsin System Administration.

Londa J. Dewey (57), Madison, Wisconsin.. 2008
Director Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company, which she has held since 2007. Prior thereto, she was President of the Private Client Group and Market President at U.S. Bank where she was an employee from 1982 to 2007 and an Officer from 1985 to 2007. We believe Director Dewey's experience with financial analysis, investment management and risk assessment, and management in the banking industry provides our board with valuable input on the identification, evaluation, and assessment of financial and general business risks; the evaluation of strategies to address those risks; and the implementation of our business strategy. We also believe Director Dewey's experience with human resource matters and knowledge of the local labor market are valuable resources in assessing our Company's employment policies and practices. Director Dewey holds the following directorships: American Family Insurance; past chair of the board, Meriter Health Services, Inc., and Meriter Hospital; chair and board member, Edgewood College; past director, University of Wisconsin Family Business Advisory Board; past chair of the board, United Way of Dane County Board and Foundation Board; and director, Wealth Management Company, Northwestern Mutual Life Insurance.

Thomas R. Stolper (69), Madison, Wisconsin 2008
Director Stolper has been a management consultant for Purple Cow Organics (manufacturer of premium compost) and Deibel Laboratories (food quality assurance) for the past six years and a former Executive Vice President and director of ProActive Solutions USA LLC, a manufacturer of cleaning and sanitizing products, for 14 years. He is a certified public accountant with over 40 years in public accounting. He was a partner in Clifton Gunderson LLP, certified public accountants and consultants, for 31 years. Director Stolper provided auditing, tax, and financial services and advice for a broad array of business entities. In addition, he was an elected member of the firm's national board for 12 years. Director Stolper has served on numerous community and civic boards for more than 30 years, including three terms as an elected public official. We believe Director Stolper's accounting, tax, and auditing education and experience, as well as his business experience, assist our board in the review of accounting and financial reporting matters and proposed strategic plans and initiatives. Director Stolper's entrepreneurial experience from co-founding TRAC Microbiology Inc. provides the board with unique innovative insights in developing our strategic plan. We also believe his business experience, combined with his public service commitment and experience, assist in the evaluation of our business risks and opportunities within our service area and the consideration of the needs of the community we serve.

James G. Berbee (54), Madison, Wisconsin 2018
Director Berbee has a Master of Science in mechanical engineering and a Master of Business Administration from the University of Wisconsin. He was Chairman and CEO of Berbee Information Networks Corporation, which provided information technology support for large businesses. After selling Berbee Information Networks Corporation, he attended medical school and graduated from Stanford University School of Medicine. Director Berbee currently is an emergency department physician. Director Berbee also is the incoming chair of the Wisconsin Alumni Research Foundation and holds several patents. Director Berbee brings a wide range of skills and experience to the board, in particular with his accomplishments in the information technology sector. His knowledge of the information technology industry will assist in our board's oversight and evaluation of technological change and innovation within our industry as well as cybersecurity and related risks.

*   *Names, ages, and business experience as of December 31, 2017.*
**   *Date when first became a director of MGE. Directors Anderson and Berbee became directors of MGE Energy, Inc., in 2018. Director Keebler became a director of MGE Energy, Inc., in 2017. Director Bugher became a director of MGE Energy, Inc., in 2010. Director Possin became a director of MGE Energy, Inc., in 2009. Directors Dewey and Stolper became directors of MGE Energy, Inc., in 2008. The other persons became directors of MGE Energy, Inc., when it became the holding company of MGE in August 2002.*

PROPOSAL 2 — RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The second proposal to be considered at the annual meeting is the ratification of our selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2018. If the shareholders do not ratify the selection or if PricewaterhouseCoopers LLP declines to act or otherwise becomes incapable of acting or if their appointment is otherwise discontinued, we will appoint other independent registered public accountants.

We selected PricewaterhouseCoopers LLP to audit our consolidated financial statements for 2018. PricewaterhouseCoopers LLP is expected to have a representative present at the 2018 annual meeting who may make a statement and will be available to respond to appropriate questions from shareholders.

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2017 and 2016. (Fees include amounts related to the year indicated, which may differ from amounts billed.)

Independent Registered Public Accounting Firm Fees Disclosure	2017 Fees	2016 Fees
Audit Fees (a)	$900,100	$890,000
Audit-Related Fees (b)	$75,000	$75,000
Tax Fees (c)	$64,660	$90,658
All Other Fees (d)	$304,028	$236,509

(a) Professional services rendered for the audits of our financial statements, review of the interim financial statements, opinion on the effectiveness of our internal control over financial reporting for MGE Energy, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance with and review of documents filed with the Securities and Exchange Commission (SEC).
(b) Professional services rendered in connection with utility commission-mandated obligations.
(c) Review of federal and state income tax returns and tax planning.
(d) Other fees for 2017 include Enterprise Forward advisory services. Enterprise Forward is a strategic project aimed at transforming MGE into a digital integrated utility and includes the replacement of the customer information system. Other fees for 2016 include customer information system replacement advisory services and a cybersecurity risk assessment.

Our Audit Committee approves each engagement of the independent registered public accounting firm to render any audit or non-audit services before the firm is engaged to render those services. The Chairman of the Audit Committee or other designated Audit Committee member may represent the entire Audit Committee for purposes of this approval. Any services approved by the Chairman or other designated Audit Committee member are reported to the full Audit Committee at the next scheduled Audit Committee meeting after such approval has been given. No exceptions to this approval process are allowed under the Audit Committee Charter; and thus, none of the services described in the table above were approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X, which otherwise would allow de minimus amounts of services to be provided without specific approval.

THE AUDIT COMMITTEE AND THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2018.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

We seek your advisory vote on the approval of the compensation paid to our named executive officers as described below under "Executive Compensation - Compensation Discussion and Analysis" and the related compensation tables. Because your vote is advisory, it will not be binding on our board or the Company. However, our board will receive and review the voting results and take them into consideration when making future decisions regarding executive compensation.

We believe our executive compensation policies and practices are effective in tying a significant portion of pay to performance, while at the same time providing competitive compensation that attracts and retains talented personnel, and aligns the interests of our executive officers with those of our shareholders.

As described below in "Executive Compensation - Compensation Discussion and Analysis," which can be found on page 29 of this proxy statement, we believe our annual executive compensation is competitive with the market, and our Compensation Committee considers market data obtained from Willis Towers Watson, its independent compensation consultant, to help establish compensation levels. Our board believes it has been careful and prudent in its approach to executive compensation and has generally taken a conservative approach, taking into account the impact of such programs on our cost to customers and returns to our shareholders. Our program is based on cash compensation, consisting of salary and short-term and long-term incentive compensation. Our program does not include stock options, restricted stock, or stock awards. It does include a cash-based incentive intended to encourage attention to, and reward participants for, the performance of our stock over a long-term period. Our Compensation Committee monitors executive compensation programs and adopts changes to reflect the dynamic marketplace in which we compete for talent as well as general economic, regulatory, and legislative developments affecting executive compensation.

We will continue to emphasize compensation arrangements that align the financial interests of our executives with the interests of long-term shareholders.

You have the opportunity to vote "**For**," "**Against**," or "**Abstain**" from voting on the following resolution relating to executive compensation:

RESOLVED, that the shareholders of MGE Energy, Inc., approve the compensation of the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables, and related material disclosed in the proxy statement for the 2018 Annual Meeting of Shareholders.
THE BOARD RECOMMENDS A VOTE "FOR" ON THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL 4 — ADVISORY VOTE ON SHAREHOLDER PROPOSAL - ELECTRIFICATION OF THE TRANSPORTATION SECTOR STUDY

A group of three shareholders has submitted the following resolution and supporting statement for consideration at the annual shareholders' meeting. Information regarding their names, addresses, and numbers of shares held will be provided upon written or oral request directed to the Corporate Secretary, MGE Energy, Inc., 133 South Blair Street, Madison, Wisconsin 53788, telephone (608) 252-7000.

RESOLVED: Shareholders request MGE Energy lead a multi-party study of the electrification of the transportation sector in the MGEE service area. The study implementation plan, omitting proprietary information, prepared at reasonable cost, completed and reported to shareholders within 12 months of the annual meeting. The study implementation plan should include the Company's strategy to supply renewable energy to the electrified transportation sector, including analysis of long and short-term impacts on carbon reduction, utilization of new company-owned renewable energy, financial and operational opportunities, and risks.

SUPPORTING STATEMENT: MGE has begun exploring electrification options, but currently it's piecemeal. MGE is missing a chance to jump start planning for this new market opportunity. The utility industry is changing rapidly and MGE should lead and aggressively seek new business that takes advantage of emerging opportunities in the electrical sector. Conventional industrial, commercial, and residential electrical load is remaining flat or decreasing due to new technologies, codes and standards, and price signals to use less. However, electrification of the transportation sector, including mass transit bus and rail, represents an opportunity to supply new renewable energy in the MGE territory in the years ahead. Currently, there is no road map or coordinated strategy to assess and move forward on this market opportunity.

Pressure to reduce carbon from the transportation sector to address climate change will intensify as the world continues to warm. According to EPRI's "Environmental Assessment of a Full Electric Transportation Portfolio" report, electricity will eventually replace approximately half of projected light and medium-duty transportation fuel use and a significant portion of non-road fuel use. Electrifying vehicles, buses, rail, and non-road equipment will lead to better air quality. The study found that greenhouse gas reduction ranged from 45% to 77% when the load was supplied with renewable energy.

The 2017 Brattle study on "Electrification, Emerging Opportunities for Utility Growth" said "to realize the full benefit of transport electrification, utilities will likely benefit from playing a **PROACTIVE** role in identifying possible social and technical systems of transmission processes needed to achieve this development rather than just reacting to the development of transport." Other assessments from the Smart Electric Power Alliance, Bloomberg, Utility Fortnightly, the Edison Electric Institute, and the US DOE have made similar assessments.

Investors require additional information on how the company is preparing for potential scenarios in which the electrification of the transportation sector, including mass transit buses and rail, is greatly increased due to climate impacts and other market drivers. The information provided in the proposed study implementation plan will allow shareholders to determine whether the company is adequately managing or seizing related opportunities.

An electrification of the transportation sector with renewable energy should be launched and led by MGE. The initiative could include recruiting local and national organizations and experts in this field to determine the technical, economic, environmental, and market impacts of electrifying the transportation sector, including mass transit buses and rail, trucks, vehicles (both fleets and passenger), and additional charging stations.

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION: **The Board of Directors recommends voting "AGAINST" the advisory proposal entitled "Electrification of the Transportation Sector Study."**

This resolution is unnecessary because Madison Gas and Electric Company (MGE) already is moving forward with a multi-pronged strategy for growing electrification of the transportation sector.

In 2017, shareholders overwhelmingly voted down a nearly identical proposal with 92 percent of votes cast against the shareholder proposal. We believe our shareholders recognized our record of leadership in the electrification of transportation and our ongoing, proactive strategy for future growth.

The board believes that allocating resources toward a study continues to be unnecessary given MGE's broad scope of initiatives to promote and implement the electrification of transportation, including collaborations with key stakeholders in the transportation sector. MGE already is working proactively on many fronts; therefore, a study by MGE is not needed. Instead of an additional study, our time is better spent continuing our work to move our customers toward electrification.

MGE has been and continues to be engaged in programs and activities, studies, and active partnerships with various stakeholders, including one of MGE's largest customers (the City of Madison), in pursuit of the electrification of transportation as a means to reduce carbon dioxide emissions and pursue market growth. The electrification of transportation is one of our key strategies for achieving deep decarbonization.

MGE already partners with public (and private) stakeholders to expand the use of electric vehicles.

- As part of a Memorandum of Understanding around energy with the City of Madison, MGE is working with the City's Metro Transit (Metro) to help Metro meet its goal to electrify 50 percent of its bus fleet by 2035. Metro is the public transit entity serving the majority of our electric service territory.
- In 2017, MGE partnered with Metro to pursue two federal grants for the City. We provided guidance, expertise, and support as a partner in Metro's efforts to electrify its fleet.
- In the first application, MGE partnered on Metro's successful grant application under the Low-No Emission Vehicle Program, which resulted in a $1.3 million federal grant for the purchase of Metro's first three all-electric buses. The buses are expected to be in service in 2019.
  - MGE has committed to providing 100 percent of the required local matching funds for charging infrastructure and continued in-kind support and expertise to address technological issues and facilitate cost-effective and efficient use of energy.
- In the second application, which is pending, MGE committed to partner with Metro on infrastructure critical to a new satellite bus facility and electric buses, committing nearly $4 million over five years for the new facility. MGE's funding, subject to regulatory approval, includes:
  - Up to $900,000 for charging infrastructure to serve all of Metro's electric bus fleet;
  - $1.5 million for optional on-site backup power to enhance reliability and availability of electric buses during severe weather; and,
  - $1.5 million for an optional rooftop photovoltaic solar system at the bus facility to power Metro operations at the site with clean energy.
- MGE has agreed to help Metro pursue an additional Low-No Emission Vehicle grant in 2018 for additional all-electric buses.
- MGE also is working with Dane County and other members of the Dane County Climate Action Council, including other area utilities, to expand electric transportation throughout all of Dane County.

Enabling new technologies, such as electric vehicles, already is a key priority under MGE's Energy 2030 framework to grow emerging markets while reducing carbon emissions.

MGE's Energy 2030 framework builds upon our record of leadership in growing the use of electric vehicles.

- MGE has been studying drivers' changing habits and preferences since 2009.
- **Public Charging Network:** MGE already has a growing network of 29 public charging stations powered with 100 percent wind energy and with capacity to handle future growth. Additional charging stations are planned for 2018.
- MGE continues to build a more advanced electric grid to support greater use of electric vehicles and the integration of charging infrastructure to accommodate the growth.
- **Charge@Home Program:** In 2017, MGE received regulatory approval to expand its electric vehicle home charging pilot program, Charge@Home, for residential customers. The program gives MGE the ability to study drivers' charging habits and enable convenient charging at home. MGE installs, owns, and maintains the chargers. MGE works with local vehicle dealerships to promote Charge@Home.
- **Workplace and Multifamily Charging:** MGE has been and continues to actively work with employers and multifamily property owners to install charging stations at workplaces and multifamily properties throughout our service territory.
- **Commercial Customers:** MGE also works with commercial and industrial customers to help them transition their fleets to electric vehicles and to explore new technologies, such as electric forklifts. MGE helps these larger energy users by identifying options, charging infrastructure, and rate optimization suitable for their business operations.
- **Vehicle Manufacturers:** MGE continues to partner with local vehicle dealerships to assist them in educating customers about the benefits of electric vehicles and opportunities for home and public charging.
  - As an example, according to local dealerships, sales of the Nissan LEAF® electric vehicle in the Madison market increased significantly following MGE's partnership with local Nissan dealers to promote a substantial limited-time discount.
- **MGE Fleet Vehicles:** MGE has had an ongoing strategy to transition our own fleet to electric vehicles when and where possible. For example, within the last several months, eight electric vehicles were either purchased or ordered for our fleet, replacing gas-powered vehicles.
- **Educational Activities:** MGE supports and participates in many events and activities throughout the year, in partnership with state and/or local organizations, to educate consumers and promote electric vehicles to diverse audiences of residential, business, and fleet customers.

- **Regular and Ongoing Promotion:** MGE regularly publishes online and in newsletters features around electric vehicles and disseminates information to different customer segments. Some of these resources are available at *mge.com* and MGE's website dedicated to advancing Energy 2030, *energy2030together.com.*

We recognize and appreciate that transportation is a significant contributor of carbon dioxide emissions. To inform our efforts for new programs, initiatives, and partnerships, MGE draws upon studies by industry experts and engages in ongoing dialogue with diverse stakeholders.

The Company has no decision-making authority over the transportation sector. Instead, we encourage and promote electrification by working in partnership with many stakeholders, such as government, environmental advocates, vehicle and charging station manufacturers, and others who have expertise and who exercise control in the transportation sector. The appropriate approach is for MGE to continue to work collaboratively with these stakeholders rather than assume we are in a position to lead their efforts through studies of their operations.

We thank shareholders for your previously expressed confidence in management. Accelerating electrification of the transportation sector has been and will continue to be an important priority for the Company and our future success. Given MGE's established record of taking a proactive, collaborative approach in this area, a study by the Company is not needed. We believe our time is best spent continuing to take action.

Consequently, your Board of Directors believes the action proposed by the resolution is unnecessary and recommends a vote "AGAINST" this proposal.

PROPOSAL 5 — ADVISORY VOTE ON SHAREHOLDER PROPOSAL - REPORT ON 2-DEGREE SCENARIO

A group of six shareholders has submitted the following resolution and supporting statement for consideration at the annual shareholders' meeting. Information regarding their names, addresses, and numbers of shares held will be provided upon written or oral request directed to the Corporate Secretary, MGE Energy, Inc., 133 South Blair Street, Madison, Wisconsin 53788, telephone (608) 252-7000.

RESOLVED: Shareholders request that MGE Energy, Inc. prepare and publish a report within 12 months of the annual meeting disclosing its business operations strategy for aligning with the 2015 Paris Agreement's goal of limiting global warming to a maximum of 2 degrees Celsius by reducing the use of fossil fuels, while maintaining the provision of safe, affordable, reliable energy.

SUPPORTING STATEMENT: The intention of the preparation and dissemination of this report is to support and ensure the long-term viability of MGE Energy, Inc. in a changing world energy economy. The report will be used to assist MGE Energy, Inc. in formulating a strategy for remaining financially viable in a world where public pressure and regulations make carbon emission reduction mandatory to meet the 2 degrees Celsius maximum temperature increase.

On a worldwide scale there is strong momentum towards reducing carbon emissions. In December 2015 the 21st Conference of the Parties to the UN Framework Convention on Climate Change reached what is known as The Paris Agreement to limit global average temperature rise to well below 2 degrees Celsius. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. The U.S. Environmental Protection Agency's Clean Power Plan provides a first step in reducing carbon emissions from the power sector; however, additional emissions reductions will be required for the U.S. to meet its obligations under the Paris Agreement.

The need for energy production companies to provide disclosure on the resilience of their energy production portfolios in the transition to a low carbon economy is real. In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and specifically noted the high carbon risk exposure of the power sector. Major asset managers (e.g. BlackRock, State Street Global Advisors) have also called for improved climate risk disclosures.

Coal continues to account for nearly 70 percent of MGE Energy Inc.'s subsidiary's (MG&E), energy production. MG&E's Energy 2030 framework aims to achieve a 40% reduction in carbon dioxide emissions by 2030, based on 2005 levels; however, much more stringent carbon emission reductions will be needed to meet the 2 degree maximum.

MGE Energy, Inc. has yet to outline to shareholders how it plans to manage changes to its previous capital investment decisions in coal fired electricity generation to meet the 2 degrees maximum scenario. MGE needs to supply information that would allow investors to better assess the risks that climate change regulations may pose to the company and shareholder value.

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION: **The Board of Directors recommends voting "AGAINST" the advisory proposal entitled "Report on 2-Degree Scenario."**

The action recommended by this resolution is unnecessary because Madison Gas and Electric Company (MGE) already is implementing business strategies to reduce carbon dioxide emissions at least 80 percent by 2050, which aligns with the goals of the U.S. Mid-Century Strategy for Deep Decarbonization. The Mid-Century Strategy for Deep Decarbonization is the United States' strategy for meeting the goals of the Paris Agreement on climate change to limit global warming to 2 degrees Celsius.

MGE's carbon reduction goal under our existing Energy 2030 framework (announced in November 2015) is consistent with the U.S. emissions targets established in the Paris Agreement. Our longer-term trajectory is aligned with the U.S. Mid-Century Strategy for Deep Decarbonization (80 percent reduction in greenhouse gas emissions from 2005 levels by 2050). MGE has committed publicly to these internationally recognized targets for reducing carbon emissions. We will meet these goals while maintaining safe, reliable, and affordable service for our customers. If we can go further faster by working together with our customers, we will.

Moreover, MGE already has a proven record of delivering on its commitment to reduce carbon emissions. Since 2005, under our previous Energy 2015 Plan, we reduced carbon emissions more than 20 percent. We continue to build upon this success under our Energy 2030 framework, which sets our short-term goal to reduce carbon emissions at least 40 percent by 2030 (consistent with the Paris Agreement). Since setting this short-term goal, we have been focused on taking actionable steps toward achieving it while also pursuing our long-term trajectory for reducing carbon beyond 2030.

MGE's carbon targets are consistent with the Paris Agreement on climate change. Our long-term trajectory aligns with the 2015 Paris Agreement's goal of limiting global warming to 2 degrees Celsius:

- The U.S. Mid-Century Strategy (MCS) identifies economy-wide (multi-sector) short-term greenhouse gas emissions reductions as well as longer-term strategy to achieving deep decarbonization by mid-century.
- This longer-term strategy—the MCS—identifies greenhouse gas emissions reductions goals of 80 percent by 2050. The MCS reflects the United States' contribution to and strategy for achieving its targets as part of the Paris Agreement on climate change.
- MGE's short-term goal (at least 40 percent carbon reduction by 2030) and long-term goal (at least 80 percent carbon reduction by 2050) are consistent with the MCS.

MGE's Energy 2030 framework has several key, long-term strategies for reducing carbon emissions. They are:

- To reduce carbon intensity in electric generation,
- Promote energy efficiency, and
- Electrify the transportation sector.

MGE's strategies are the same as key strategies identified in the Mid-Century Strategy to achieve the goal of an 80 percent reduction in emissions by 2050.

Our current actions, investments, and partnerships are indicative of our ongoing commitment to our Energy 2030 framework and the longer-term goals consistent with the Mid-Century Strategy.

Since announcing our Energy 2030 framework in late 2015, we have taken steps to build upon our accomplishments under our previous framework, Energy 2015. We continue to invest in a cleaner, smarter energy future by seizing opportunities, taking advantage of improved technologies, and launching initiatives to move us forward, including:

- Approval of our new Saratoga wind farm, which will grow our owned wind resources by 160 percent.
- Ownership in the Forward Energy wind farm, which—when combined with Saratoga—grows our MGE-owned wind generation by more than 200 percent.
- A partnership with WEC Energy Group on two new, large solar projects in Wisconsin, of which MGE's ownership share is expected to be at least 50 megawatts. We expect to file for regulatory approval in 2018.
- Launch of our Smart Thermostat Demand Response program to help residential customers reduce their energy use.
- Introduction of our Renewable Energy Rider to partner with business customers on customized renewable energy solutions. The model, unique in Wisconsin to MGE, is designed to meet the needs and goals of companies that support or have signed on to the *Corporate Renewable Energy Buyers' Principles*, a collaboration facilitated by the World Resources Institute and the World Wildlife Fund.
- Reduction in ownership of the Columbia Energy Center, a coal-fired power plant in which MGE was and is a minority owner. MGE has no controlling interest in coal-fired power plants and, several years ago, announced it would not invest in additional coal-fired resources. In 2011, MGE discontinued coal at the only coal plant in which we had sole ownership.
- Implementation of our Shared Solar program in partnership with the City of Middleton and participating residential customers.
- Ongoing efforts to electrify the transportation sector by partnering with customers at their homes, their businesses, and in fleets—both public and private. This includes an ongoing collaboration with one of our largest customers, the City of Madison, to help the City's Metro Transit meet its goal to electrify 50 percent of our community's buses by 2035.

Within the broad strategies around generation, energy efficiency, and the electrification of transportation, the Mid-Century Strategy (MCS) identifies a number of possible scenarios for deeply decarbonizing the economy by 2050. We agree with the MCS that there are a number of potential scenarios—many combinations of technologies, initiatives, and investments—that can help us realize carbon reductions of at least 80 percent by 2050.

Although our goals are clear, there are many uncertainties that will influence the opportunities we seize and the scenarios we pursue in the future. As the MCS describes, there are uncertainties in technology—how existing technologies will improve, what new technologies will emerge, how much they will cost, and how they can be deployed most efficiently to serve all customers reliably, sustainably, and cost-effectively. In addition to technologies, there are uncertainties in regulatory and political environments, economic and market conditions, and consumer and social dynamics throughout the coming decades.

Although we cannot today, nor would it be appropriate in light of our evolving landscape, to lay out a prescriptive plan between now and 2050, we are aggressively evaluating and pursuing the best options for moving us forward today and into tomorrow.

As we build our best pathways forward, we will continue to seek the regulatory approvals necessary for specific projects and opportunities.

We have a responsibility to provide safe, reliable, and affordable energy to all of our customers every hour of every day to preserve the health, safety, and vitality of our communities. We will continue to modernize the electric distribution grid and invest in new technologies to enable a much greater deployment of renewable resources and to provide a seamlessly integrated electric grid to meet our obligations and our goals for carbon reduction.

And, importantly, we are working to meet the needs of customers as we make our transition. We will offer the products and services that meet their preferences and changing habits and deliver value from customized renewable energy solutions to deeper management of their energy use.

We will factor in all of these considerations as we build our best pathways to deep decarbonization. **As conditions and technologies evolve over time—often rapidly—flexibility allows the best scenarios and opportunities to emerge.** We will adapt based on the technologies that can effectively reduce carbon emissions while allowing us to meet our obligations to our customers and shareholders.

In summary, your Board of Directors believes this resolution is unnecessary because MGE already is implementing business strategies to meet goals consistent with the Paris Agreement on climate change and the U.S. Mid-Century Strategy for Deep Decarbonization to limit global warming to 2 degrees Celsius. Since MGE has set goals and already is working proactively on many fronts to reduce carbon, a report is not needed.

For the above reasons, your Board of Directors recommends a vote "AGAINST" this proposal.

PROPOSAL 6 — ADVISORY VOTE ON SHAREHOLDER PROPOSAL -
REPORT ON 100% RENEWABLE ENERGY

A group of three shareholders has submitted the following resolution and supporting statement for consideration at the annual shareholders' meeting. Information regarding their names, addresses, and numbers of shares held will be provided upon written or oral request directed to the Corporate Secretary, MGE Energy, Inc., 133 South Blair Street, Madison, Wisconsin 53788, telephone (608) 252-7000.

RESOLVED: MGE shareholders request MGE prepare a public report within 18 months of the Annual Meeting, describing how they can provide a secure, low cost energy future for their customers and shareholders by eliminating coal and moving to 100% renewable energy by 2050 or sooner. The report should be produced at reasonable cost and omit proprietary information.

SUPPORING STATEMENT: To limit global warming to the 2 degrees Celsius from the 2015 Paris Climate Accord, the U.N. estimates that over 80% of all fossil fuel reserves must remain unburned, increasing the risk fossil fuel infrastructure will be stranded or devalued, creating losses.

Coal and other fossil fuels are on the way out as clean energy is increasingly competitive:

- Madison, the largest community in MGE's service territory, is moving to 100% renewable energy.
- Climate change is driving low carbon energy alternatives, like energy efficiency and renewable energy, which now effectively out-competes coal in many electricity markets.
- Customers are demanding clean energy. As of November 2016, 83 major companies, including Apple, GM, and Walmart, have committed to 100% renewable energy, creating pressure on utilities to adapt or lose customers.
- MGE's Saratoga wind farm in Iowa will produce energy at prices competitive with its Columbia coal power plant.
- Solar costs dropped 75% in the last 7 years, with projections it will drop another 25% by 2022. Wind dropped 65% in the last 8 years, with projections to drop another 50% by 2030, and will likely be cheaper than natural gas everywhere by 2030, even without subsidies.
- The energy efficiencies of both wind turbines and solar panels continue to improve, allowing them to be economically viable in locations previously thought unsuitable.

MGE's part ownership in the Columbia and Elm Road coal plants commits MGE to nearly 70% of their power production capacity coming from coal, creating a financial risk for the Company. Despite the poor financial outlook for coal-based electricity due to climate change, competitive renewable energy costs and many utilities significantly reducing coal use, MGE reports a 5% increased use of coal from about 910,000 tons in 2014 to about 960,000 tons in 2016.

Other utilities have reported major losses from their reliance on coal. In 2016, FirstEnergy posted a $1.1 billion loss, and AEP a $2.3 billion write down on uneconomic coal plants. Dominion's Brayton Point Plant sold at a loss despite investments exceeding $1 billion. These developments are making banks and investment firms increasingly concerned about fossil fuel investment risks.

In 2016, 37 of the world's largest banks decreased fossil fuel project investments by 22% from 2015. In 2017, due to concerns of reliance on fossil fuels, shareholders of Exxon Mobil and Occidental Petroleum passed resolutions asking their companies to report how climate change will impact their operations. With a major utility, MidAmerican in Iowa, moving to 100% renewable energy (90% in 2019), MGE should likewise prepare for a future based on clean energy.

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION: **The Board of Directors recommends voting "AGAINST" the advisory proposal entitled "Report on 100 percent Renewable Energy."**

The action recommended by this resolution is unnecessary because Madison Gas and Electric (MGE) already is adding substantial new renewable energy resources and has committed to reducing carbon emissions at least 80 percent by 2050. Whether meeting this goal while maintaining safe, reliable, and affordable service will require 85 percent, 95 percent, or 100 percent renewable energy will be determined over time as technology continues to evolve.

MGE's public commitment to reduce carbon emissions at least 80 percent by 2050 aligns with the goals of the U.S. Mid-Century Strategy for Deep Decarbonization. The Mid-Century Strategy is the U.S. strategy for meeting the goals of the Paris Agreement on climate change to limit global temperature increases to 2 degrees. MGE's goals are consistent with the U.S. goals and the 2-degree scenario. If we can go further faster by working together with our customers, we will.

MGE already is on a trajectory to reduce carbon emissions at least 40 percent from 2005 levels by 2030 and at least 80 percent by 2050. Our previous Energy 2015 framework, under which we already have reduced carbon emissions by 20 percent, and our current Energy 2030 framework each represent a point on that trajectory.

Increasing renewable energy is a key strategy for moving MGE forward along its trajectory.

- Our recent investments in the Saratoga and Forward Energy wind farms represent significant new ownership for us in renewables—the investments grow MGE-owned wind generation by more than 200 percent.
- We also have a partnership with WEC Energy Group to build two new large solar projects. MGE's ownership share of those pending projects is expected to be at least 50 megawatts, representing sizable new investments in renewable energy. We plan to file for regulatory approval of those projects in 2018.

We anticipate additional investments in renewable energy soon. We know renewable resources will be an important and growing percentage of MGE's generation mix, although the specific and best investment opportunities will emerge over time.

We also are committed to working with our customers as they pursue their own renewable energy and carbon reduction goals.

- In 2017, for example, we launched our Renewable Energy Rider for our commercial and industrial customers. The program allows MGE to work with large energy users to customize a renewable energy solution. The model, unique in Wisconsin to MGE, is designed to meet the needs and goals of companies that support or have signed on to the *Corporate Renewable Energy Buyers' Principles*, a collaboration facilitated by the World Resources Institute and the World Wildlife Fund.
- As part of our ongoing collaboration with the City of Madison, one of our largest customers and one with a goal of 100 percent renewable energy, we are working together with the City to advance three key strategies to reduce carbon emissions: renewable energy, energy efficiency, and the electrification of transportation. MGE supported the City's resolution targeting 100 percent renewable energy for its operations and continues to work with the City in these areas as part of the collaboration.

Our trajectory toward a cleaner, smarter energy future is clear. A prescriptive plan, however, is unwise given the many uncertainties between now and 2050. The U.S. Mid-Century Strategy (MCS) identifies three key strategies for deep decarbonization. One of them is to reduce carbon intensity in electric generation.

The MCS also identifies a number of different scenarios to achieve emissions reductions, and renewable energy is an important part of all of those scenarios. However, the MCS also recognizes many uncertainties will influence which scenarios may prove best over time.

As the MCS describes, there are uncertainties in technology—how existing technologies will evolve, what new technologies will emerge, and at what cost, and how will they be best deployed to serve all customers safely, affordably, and reliably. In addition to technologies, there are uncertainties in regulatory and political environments and consumer and social dynamics—all unfolding over the coming decades.

These are all considerations that will factor into our best scenarios to deep decarbonization. MGE is constantly evaluating and analyzing our next steps as technologies improve. And, as things change and evolve over time, flexibility allows the best options to emerge and, thereby, the best and most cost-effective opportunities to benefit our customers.

In light of the evolving landscape, we do not have enough information today to say definitively that a 100 percent renewable scenario is the best way to move toward our carbon reduction goals. It may turn out that it is. Renewable energy is and will be a key component of any of our scenarios for reducing carbon. Whether it ultimately turns out to be 80 percent, 90 percent, 95 percent, 100 percent renewables—or some other number—is speculative at this point given all of the uncertainties in this rapidly changing energy landscape. Because the best pathway is unknowable at this time, our focus today is on taking actions to seize all of the opportunities to build new renewable energy that make sense for our customers—and to support our largest customers who seek to reduce their use and/or partner in building renewable energy resources. Our time and attention are best placed and most effective today to pursue new cost-effective clean energy opportunities.

We have a responsibility to provide safe, reliable, and affordable energy to all of our customers every hour of every day to preserve the health, safety, and vitality of our communities. We will continue to modernize the electric distribution grid and invest in new technologies to enable a much greater deployment of renewable resources and to provide a seamlessly integrated electric grid to meet our obligations to our customers and our goals for carbon reduction.

In conclusion, because specifying the best pathway for deep decarbonization by 2050 is—by necessity—speculative at this point, management's time is most effectively spent building real, concrete opportunities to add renewables today and in the near-term.

And, because MGE already is committed to and proactively adding significant new renewable energy sources and committed to aggressive carbon reduction goals, this resolution is unnecessary. Your Board of Directors recommends a vote "AGAINST" it.

TRANSACTION OF OTHER BUSINESS

Our Board of Directors does not intend to present any business for action by our shareholders at the meeting except the matters referred to in this document. If any other matters should be properly presented at the meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of our Board of Directors.

Whether or not you expect to be present at the meeting, please complete, sign, date, and promptly return your proxy card in the enclosed postage-paid envelope, call the toll-free number, or go to the website.

BENEFICIAL OWNERSHIP

Beneficial Ownership of Common Stock

The following table lists the beneficial ownership of our common stock as of December 31, 2017 (except as otherwise noted), of each director and nominee, the individuals named in the Summary Compensation Table and the directors and executive officers as a group, and each shareholder known to us to be the beneficial owner of more than 5 percent of our outstanding common stock. Except as noted, the indicated owner has sole voting power and sole investment power with respect to the shares shown.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock
Marcia M. Anderson	- (6)	*
Mark D. Bugher	1,830 (1)	*
Londa J. Dewey	4,500	*
Craig A. Fenrick	3,943 (2)(3)	*
F. Curtis Hastings	6,354	*
Lynn K. Hobbie	7,533 (2)(3)	*
Jeffrey M. Keebler	1,077 (2)	*
Regina M. Millner	2,698	*
John R. Nevin	4,317	*
Jeffrey C. Newman	8,336 (2)(3)	*
James L. Possin	2,522	*
Cari Anne Renlund	23 (2)	*
Thomas R. Stolper	5,100	*
Gary J. Wolter	19,953 (2)(3)	*
All directors and executive officers as a group (13 persons)	68,185 (3)	*
The Vanguard Group, Inc.	3,347,018 (4)	9.65%
BlackRock, Inc.	2,267,361 (5)	6.50%

* *Less than 1 percent.*

(1) Includes 450 shares of our common stock held by Director Bugher's wife in her employer's 401(k) plan, with respect to which Director Bugher shares voting and investment power.
(2) C. Fenrick, L. Hobbie, J. Keebler, J. Newman, C. A. Renlund, and G. Wolter are directors of Madison Gas and Electric Foundation, Inc., and, as such, have shared voting and investment power in an additional 19,000 shares of our common stock held by the Foundation. These shares are not shown in the numbers in the table. The Foundation was formed by, and receives contributions primarily from, MGE, which contributions are used for charitable purposes.
(3) Includes common stock held by executive officers in the MGE 401(k) defined contribution plan with respect to which those persons have sole voting and investment power: C. Fenrick, 954 shares; L. Hobbie, 116 shares; J. Newman, 158 shares; G. Wolter, 282 shares.
(4) Information contained on Schedule 13G filed with the SEC for the year ended December 31, 2017, by The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The Schedule 13G reported 3,347,018 shares of common stock as being beneficially owned as of December 31, 2017.
(5) Information contained on Schedule 13G filed with the SEC for the year ended December 31, 2017, by BlackRock, Inc., 55 East 52nd Street, New York, New York 10055. The Schedule 13G reported 2,267,361 shares of common stock as being beneficially owned as of December 31, 2017.
(6) Marcia M. Anderson became a director, along with James G. Berbee, on March 1, 2018. She is included in the table because she is a nominee for election at the annual meeting. Director Berbee is not a current nominee for election.

Our board believes directors and executive officers should be shareholders and have a financial stake in the Company. On January 19, 2018, MGE Energy's Board of Directors adopted guidelines for its directors and officers intended to increase their alignment with shareholders concerning the long-term performance of our common stock. The guidelines measure that alignment through a combination of minimum stock ownership and long-term compensation awards that are directly tied to the performance of our stock. The guidelines expand upon the prior "Share Ownership Requirements" in MGE Energy's Corporate Governance Guidelines.

The guidelines vary by position. For officers, they are equal to a multiple, ranging from one to three, of base salary. For directors, they are equal to three times the annual cash retainer (excluding retainers for lead director service and board committee chair service). The guidelines provide for a transition period of five years for officers and three years for directors to meet the guidelines.

An officer or director can meet the guidelines through a combination of (i) shares of common stock and (ii) units awarded under the MGE Energy 2006 Performance Unit Plan and dividend equivalents in respect of those units, in the case of officers, or units awarded under the MGE Energy 2013 Director Incentive Plan and dividend equivalents in respect of those units, in the case of directors. Units awarded under the 2006 Performance Unit Plan or the 2013 Director Incentive Plan represent the right to receive a cash payment that is directly dependent on the performance of MGE Energy's common stock over a defined period of time, and, therefore, ties a portion of the award holder's compensation to that performance. The previous requirement to purchase a minimum $25,000 of MGE Energy common stock has been incorporated into the enhanced guidelines and those shares can be used to meet the new guidelines. We do not have any stock option or stock award plans in which we issue shares of our common stock. Shares owned by our directors and officers have not been acquired or received as a result of stock option exercises, stock awards, or awards of restricted stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10 percent of our common stock to file reports of ownership and changes in ownership with the SEC. Those persons are also required to furnish us with copies of those reports. Based solely on our review of the copies of the reports received by us and written representations from certain reporting persons, we note that all of our directors and executive officers (we do not have any greater than 10 percent shareholders) filed all required reports during or with respect to the year ended December 31, 2017, on a timely basis with the exception of a Form 4 filed for C. A. Renlund on June 21, 2017, for shares purchased on June 6, 2017.

BOARD OF DIRECTORS INFORMATION

Overview

Our board takes seriously its responsibility and accountability to shareholders and their interests and appreciates the trust and confidence that shareholders have placed in corporate leadership to oversee the Company and manage investors' capital wisely. Each director is committed to the highest ethical standards, accountability, and open dialogue with one another and with management. The board believes that a range of skills and perspectives among directors helps provide effective oversight.

The board is elected to oversee management's performance, although management is responsible for managing the day-to-day operations of the Company. The board reviews the Company's long-term strategic plan, business initiatives, major capital projects, and budget matters.

Also included in the areas over which our board provides oversight are the Company's:

- Environmental and sustainability performance.
- Enterprise-wide risk assessment.
- Strategic projects and investments.
- Trends in new technologies and industry changes.

Board members bring a breadth of experience and diversity to their service as directors, which helps them in their oversight of the Company. In addition, directors are kept informed and educated through numerous presentations by officers of the Company and various subject matter experts, industry and director training opportunities, and reports provided to them by senior management on a regular basis. Topics include: business and investment strategy, environmental and sustainability topics, regulatory matters, customer services and expectations, financial and business operations, technology trends, new products and services, community engagement, and energy planning and reliability, among others.

Governance

Board Leadership and Structure

Since March 2017, our former CEO has served as non-executive Chairman of our Board of Directors. As a continuing part of the Company's leadership succession plan, we announced in January 2018 a planned transition of the chairmanship. G. Wolter will step down as Chairman of the Boards of MGE Energy and MGE effective October 1, 2018. At that time, our current President and CEO, J. Keebler, who is a member of both boards, will become Chairman of the Boards of Directors of both companies. G. Wolter will remain on the Boards of Directors of both companies.

Director Millner, who is an independent member of our board as determined under the guidelines adopted by the Nasdaq Stock Market, Inc., serves as our Lead Independent Director. Director Millner has served as a board member since 1996 and has served as our Lead Independent Director since 2010. Director Millner has comprehensive experience with the operation of our board and business. In her role as Lead Independent Director, Director Millner has extensive authority and responsibility and the proven ability to provide strong board leadership in ensuring the board meets its responsibilities for Company oversight.

The board has structured the role of our Lead Independent Director to fulfill the important requirements of strong, independent leadership on the board. The Lead Independent Director is responsible for the following:

- Board Leadership: The Lead Independent Director is empowered to call meetings of the board or executive sessions. The Lead Independent Director also chairs executive sessions of the directors; provides input to the Chairman on the scope, quality, quantity, and timeliness of the information provided to the board; and serves as a nonexclusive conduit to the Chairman of views and concerns of our directors.
- Corporate Governance Committee Leadership: The Lead Independent Director chairs our Corporate Governance Committee, which evaluates on an ongoing basis the composition and structure of our board and assists in board recruitment, refreshment, and succession planning.

We believe our current board structure provides independent director participation and engagement while retaining the benefit of the experience of our former CEO on an interim basis as we proceed with the succession and transition of executive leadership. The energy industry is rapidly evolving, and during this transition, the Company is well served by our Chairman's extensive industry experience.

Having our former CEO continue as Chairman helps provide continuity at this time, but our CEO will assume that position October 1, 2018. As the individual with primary responsibility for managing the Company's day-to-day operations, our CEO will be best positioned to chair regular board meetings as we discuss key business and strategic issues. This structure provides independent oversight while avoiding unnecessary confusion regarding the board's responsibilities and day-to-day management of business operations. Given the complexity of the industry, its operations, and regulatory environment, the board believes having an experienced industry executive as our Chairman, combined with a strong Lead Independent Director, is the appropriate structure for the Company.

How Our Board Operates

Our board is very active and engaged. Each year, there are ten regularly scheduled meetings of the board, in addition to committee meetings. The board believes these meetings help directors stay abreast of industry and Company developments. In 2017, every director attended all of the meetings of the board.

Board meetings are held at the Company's corporate headquarters in Madison, Wisconsin. They are structured to provide for regular presentations by, and active dialogue with, MGE management. Subject matter experts from across the Company regularly present to the board on issues of strategic importance. These regular interactions provide useful information and insight relative to critical business initiatives and corporate strategy, including financial performance, environmental performance, risk management and oversight, and corporate succession planning.

Board Assessment and Evaluation

The board conducts an annual Board of Directors Assessment. The assessment includes an extensive survey that covers board structure, board meetings, board committees, key board responsibilities, and board management.

In addition, the board periodically evaluates the directors' expertise and experience. This evaluation serves as part of its review before nominating slates of directors for election and as part of its succession planning to consider and to choose new directors. This evaluation covers key professional skills, diversity, and breadth of community and other business experience and knowledge and includes financial expertise, business development, strategic planning, business operations, cybersecurity, sustainability, business processes and effectiveness, information technology, and community engagement.

Commitment to Sustainability

Our board has oversight of the Company's environmental and sustainability performance. This includes review of environmental risks and mitigation as well as assessment of current and/or future environmental regulations. It also includes review of the Company's environmental and sustainability performance. Directors understand sustainability is integral to the Company's long-term success and share management's commitments in these areas, from long-term and strategic direction to day-to-day business practices throughout the organization.

Board Oversight of Environmental and Sustainability Areas

The board takes seriously its responsibility to oversee environmental performance of the Company. Board members bring a variety of expertise to this responsibility, for example, oversight and administration related to environmental areas, education and training related to environmental matters, and experience holding managerial and/or public positions with environmental purview.

The board receives timely and relevant information on a regular basis related to the Company's environmental and sustainability initiatives. The following topics have been reviewed and discussed by the board in 2017:

- MGE's Energy 2030 framework and related initiatives.
- The Company's annual Environmental and Sustainability Report.
- The current and emerging environmental risks and risk mitigation.
- The Company's new Saratoga wind resource.
- The Company's new Shared Solar program for customers.

Energy 2030 Framework

In November 2015, our regulated utility, MGE, introduced its Energy 2030 framework, which lays out our strategic direction for building customer and shareholder value. It includes defined clean energy goals and provides for a cost-effective, long-term business strategy for a more sustainable future.

Under Energy 2030, MGE is working with its customers to:

- Supply 30 percent of its delivered electricity from renewable sources by 2030.
- Reduce carbon dioxide emissions 40 percent from 2005 levels by 2030.

To learn more about some of MGE's projects and programs under Energy 2030, visit www.mgeenergy.com/Energy2030.

MGE has a record of reducing air emissions significantly. From a 2005 baseline through 2016, MGE has:

- Decreased carbon dioxide emissions 21 percent.
- Decreased regulated air emission rates:
  - Sulfur dioxide: 97 percent
  - Nitrogen oxide: 60 percent
  - Particulate matter: 93 percent
  - Mercury: 94 percent

Energy 2030 continues the transition to greater sustainability already underway since 2005.

The Company has numerous initiatives to advance its Energy 2030 framework and its longer-term path to greater sustainability. These initiatives include:

- Building new renewable generation resources;
- Advancing the electrification of transportation;
- Increasing engagement around energy efficiency; and,
- Providing customers innovative products and services (e.g., a community-based Shared Solar program, a smart thermostat demand response program to reduce energy use, and a renewable energy program for large customers).

We are continuing down a path to achieve a more sustainable energy supply mix using the best, most cost-effective technologies to provide customer and shareholder value.

Carbon Dioxide Reductions

Reducing carbon emissions is a key component of our strategic business planning. MGE's carbon dioxide reduction target under Energy 2030 is consistent with the U.S. emissions targets for the 2030 timeframe established as part of the Paris Agreement on climate change.

MGE's public commitment to reduce carbon emissions at least 80 percent by 2050 aligns with the goals of the U.S. Mid-Century Strategy for Deep Decarbonization (MCS). The U.S. Mid-Century Strategy for Deep Decarbonization is the U.S. strategy for meeting the Paris Agreement on climate change to limit global temperature increases to 2 degrees. MGE's goals are consistent with the U.S. emissions targets and the 2-degree scenario. If we can go further faster by working together with our customers, we will.

Business Operations

In addition to its Energy 2030 framework, the Company is committed to reducing its environmental impacts across all areas of the organization. For example, in 2017, the Company:

- Earned the Green Masters designation for the fourth consecutive year from the Wisconsin Sustainable Business Council. The voluntary statewide benchmarking program evaluates participants in nine key areas related to sustainability. Only the top 20 percent of applying companies receive the Green Masters designation. MGE was the first utility to be awarded the distinction in 2014.
- Expanded the scope of its renewed five-year contract with the Wisconsin Department of Natural Resources for its Green Tier certification. Our primary goal in the expanded contract is to cover all MGE operations under our Environmental Management System (EMS). An EMS is a continuous improvement process that evaluates, prioritizes, and manages environmental risks. MGE was the first electric utility to take part in the pilot program and remains the only electric utility, and one of only seven Wisconsin companies, to be certified at the highest level of Green Tier.

To learn more about the Company's environmental initiatives, please see our Environmental and Sustainability Report at www.mgeenergy.com/sustainability.

Risk Assessment and Oversight

Enterprise-wide risk assessment and oversight are fundamental responsibilities of our board. Directors are involved in the process of overseeing the primary risks we face in the conduct of our business. Trends in economic, business, and commodity market conditions and trends in legislative and regulatory initiatives are reviewed by the board as part of the Company's Enterprise Risk Management program.

The board receives on an ongoing basis information from management related to key business risks and mitigation strategies. These business risks include existing and emerging risks related to: environmental performance and sustainability, information technology systems and cybersecurity, operational risks, financial risks, reliability risks, and regulatory risks.

On a biennial basis, our board and management engage in a comprehensive risk assessment and mitigation review, the last occurring in 2017. This broad-based exercise serves to complement ongoing and regular presentations and reports from Company officers and subject matter experts on risk and emerging risk identification, assessment, and mitigation strategies.

Our comprehensive approach encourages all of our directors to initiate discussion at any time, either directly or through our Lead Independent Director, on any areas of concern, including risk identification and assessment, controls, management, and oversight. Our regulated utility, MGE, operates within a culture of sustainability and risk management, which is brought to the board. All officers of the Company take ownership in and are accountable for managing and mitigating corporate risk.

For more detailed information on risk factors, please see Item 1a of Part 1 of our Annual Report on Form 10-K for the year-ended December 31, 2017.

Committees

Our board has four standing committees, the principal responsibilities of which are described below. The following table sets forth the membership of each committee and the number of meetings held during 2017:

Name	Audit Committee	Compensation Committee	Executive Committee	Corporate Governance Committee
Mark D. Bugher	X			X
F. Curtis Hastings	X	X		X
Regina M. Millner (1)	X	X	X	X (2)
John R. Nevin	X	X (2)	X	X
James L. Possin	X (2)			X
Gary J. Wolter			X	
Number of Meetings	5	2	0	3

(1) Lead Independent Director
(2) Committee Chairperson

Corporate Governance Committee

The Corporate Governance Committee is responsible for taking a leadership role in shaping corporate governance of the Company and in officer and director succession planning. The committee reviews and makes recommendations to the board on an ongoing basis regarding corporate governance policies and practices for the Company. The committee also reviews and makes recommendations on board and committee organization, membership, function, and effectiveness.

Our board has adopted a Corporate Governance Committee Charter and Corporate Governance Guidelines, which are posted on our website at www.mgeenergy.com/governance. More information regarding our corporate governance practices can be found on our website.

The board has determined that no member of the Corporate Governance Committee has a material relationship with the Company and that every member of the committee is independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards.

On January 19, 2018, our Corporate Governance Committee adopted a "Clawback Policy" on short-term incentive compensation, which is further described in the Executive Compensation - Compensation Discussion and Analysis section of this proxy statement.

The Corporate Governance Committee also reviews candidates for our board and makes nominations of appropriate candidates for election to the board. As stated in our Corporate Governance Guidelines, the candidate review criteria includes characteristics such as integrity, business experience, knowledge, and independence of judgment as well as diversity in business backgrounds in order to bring different experiences and perspectives to the board. Diversity in personal background, race, gender, age, and nationality, for the board as a whole, may be taken into account in considering candidates. While screening candidates, the committee will examine potential conflicts of interest including interlocking directorships and substantial business, civic, and social relationships with other members of the board that could impair a prospective board member's ability to act independently.

Given the complexity of the industry in which we operate, the board also values experience. Under the Company's retirement guidelines for directors, directors who have served as the CEO or who have been retained as a salaried consultant shall resign from the board not later than the date and time of the Annual Meeting of Shareholders following their 70th birthday; and other directors are expected to retire not later than the date and time of the Annual Meeting of Shareholders following the date on which he or she attains the age of 75, unless requested to remain by the board. The Corporate Governance Committee also considers qualified director candidates suggested by our shareholders. Shareholders can suggest candidates by writing to MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Corporate Secretary. Submissions should describe the candidate's background, experience, and ownership of our shares and otherwise address the factors considered by the committee as described in our Corporate Governance Guidelines posted on our website at www.mgeenergy.com/governance. The Corporate Governance Committee will apply the same standards in considering candidates recommended by shareholders as it applies to other candidates. In 2018, the director nominees are currently members of our board.

New Board Members Elected in 2017

In a review of the Company's current and future needs, the Corporate Governance Committee nominated and the full board elected, effective March 1, 2018, two new board members in 2017.

On October 20, 2017, the Boards of Directors of both MGE Energy and MGE elected Marcia M. Anderson and James G. Berbee as members of both boards, effective as of March 1, 2018. Both Ms. Anderson and Dr. Berbee were determined to be independent directors under the independence guidelines adopted by the Nasdaq Stock Market, Inc. Both were elected members of the Audit Committee and the Corporate Governance Committee of the MGE Energy Board of Directors.

Ms. Anderson has a Juris Doctor from Rutgers University School of Law and a Master of Strategic Studies from the U.S. Army War College. She is currently the clerk of court of the Bankruptcy Court for the Western District of Wisconsin. Ms. Anderson retired from the Army in May 2016 with a rank of Major General. In addition to her legal and military experience, she worked for General Public Utilities Corporation early in her career.

Dr. Berbee has an MS in Mechanical Engineering and an MBA from the University of Wisconsin. He was the Chairman and CEO of Berbee Information Networks Corporation, which provided information technology support for large businesses. After selling Berbee Information Networks Corporation, he attended medical school and graduated from the Stanford University School of Medicine. Dr. Berbee currently works as an emergency department physician and is the incoming chair of the Wisconsin Alumni Research Foundation.

Both Ms. Anderson and Dr. Berbee bring a wide range of skills and experience from their professions as well as from their service within our community. They bring deep knowledge of the community we serve. In addition, they bring particular areas of knowledge that will be helpful to the board. Director Anderson's legal and industry experience, and Director Berbee's accomplishments in the information technology sector will serve the Company well as our industry continues to evolve.

Audit Committee

Our board has an Audit Committee that oversees our relationship with our internal auditors and independent registered public accounting firm and discusses with them the scope and results of their audits, accounting practices, and the adequacy of our internal controls. The Audit Committee also reviews all "related party transactions" for potential conflict of interest situations. A related party transaction is a transaction between us and our directors, executive officers, or their immediate family members that are required to be disclosed pursuant to applicable SEC rules. See "Related Person Transactions" below. The committee has a written charter that is posted on our website at www.mgeenergy.com/governance.

The Audit Committee has established a policy to preapprove all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. Preapproval is generally provided for up to one year. Any preapproval is detailed as to the particular service or category of services and is subject to a specific budget. Once preapproved, the services and preapproved amounts are monitored against actual charges incurred and modified if appropriate.

Our board has determined that no Audit Committee member has a material relationship with the Company and every member of the committee is otherwise independent under the listing requirements of the Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards set forth in our Corporate Governance Guidelines. In addition, all Audit Committee members must meet the heightened standards for independence for Audit Committee members imposed by the SEC. Under those heightened standards, a director may not serve on the Audit Committee if the director (i) has received any consulting, advisory, or other compensatory fees from us (other than in his or her capacity as a director) or (ii) is affiliated with us or any of our subsidiaries. Our Board of Directors has determined that all members of the Audit Committee are considered "audit committee financial experts," as defined by applicable rules. All directors are determined to be independent under the independence standards applicable to Audit Committee members under the listing requirements of the Nasdaq Stock Market, Inc.

Compensation Committee

The function of the Compensation Committee is to review the salaries, fees, and other benefits of officers and directors and recommend compensation adjustments to the board. The board has determined that each of the members of the Compensation Committee has no material relationship with us and is otherwise independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards.

In addition, all Compensation Committee members must meet additional independence standards. Under those standards, a director may not serve on the Compensation Committee if the director has received any consulting, advisory, or other compensatory fees from us (other than in his or her capacity as a director).

Compensation Committee members take into consideration performance on both short- and long-term corporate strategy, among other factors, when evaluating executive compensation. The Compensation Committee also considers performance goals that are critical to Company performance. These goals include earnings, system reliability, and customer satisfaction. In addition, the board also considers numerous qualitative performance measures that are critical to our business success, including financial strength, environmental performance, cost containment, business operations, safety and efficiency, and progress on corporate initiatives and projects.

The board has adopted a Compensation Committee Charter, which is posted on our website at www.mgeenergy.com/governance. See "Executive Compensation - Role of the Compensation Committee" for further information regarding the role of the Compensation Committee in our executive compensation programs.

Executive Committee

The Executive Committee acts in lieu of the full board and between meetings of the board. The Executive Committee has the powers of the board in the management of our business and affairs, except action with respect to dividends to shareholders, election of principal officers, or the filling of vacancies on the board or committees created by the board. Since our board meets ten times a year, there has not been a need for the Executive Committee to meet or take action.

Director Independence

Our board makes an annual assessment of the independence of our directors under the independence guidelines adopted by Nasdaq Stock Market, Inc. Those guidelines are generally aimed at determining whether a director has a relationship which, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. The guidelines identify certain relationships that are considered to affect independence, such as a current or past employment relationship with us, the receipt by the director or one of his or her family members of compensation in excess of $120,000 from us for other than board or board committee service and commercial relationships exceeding specified dollar thresholds. These guidelines also are reflected in our Corporate Governance Guidelines, which are posted on our website at www.mgeenergy.com/governance and can be found under the caption "Governance."

Our board has determined that Directors Anderson, Berbee, Bugher, Dewey, Hastings, Millner, Nevin, and Possin are independent under the Nasdaq Stock Market, Inc., definition of independence and the Company's Directors Independence Standards, which parallel the Nasdaq Stock Market, Inc., definition. In reaching that determination, the board considered certain relationships or arrangements that are described below. In each case, the amounts involved in the transactions between us and our subsidiaries, on the one hand, and the companies with which a director or an immediate family member is associated, on the other hand, fell below the amounts identified in our Corporate Governance Principles and Nasdaq Stock Market, Inc., requirements as being thresholds for concerns about their effect on director independence. Because we provide utility services through our subsidiary, MGE, and many of our directors live in the area served by MGE, many of our directors either directly receive, or are affiliated with entities that receive, utility services from MGE. Similarly, because we and our subsidiaries are active in the community and make substantial charitable contributions in the areas we serve, and many of our directors live in communities served by MGE and are active in those communities, many of our directors are affiliated with charities that receive contributions from us and our subsidiaries. In addition to those relationships and arrangements, our board also considered the following: Director Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company from which we have procured temporary employment services and nonexecutive consulting services. Payments made by MGE to QTI Management Services, Inc., resulted in less than one quarter of 1 percent of QTI Management Services, Inc.'s gross annual revenue in 2017, 2016, and 2015, and were considered immaterial under Nasdaq Stock Market, Inc.'s independence guidelines. Our board did not, and does not, believe that such services have affected Director Dewey's independence in addressing matters before the board.

Director Stolper joined our Board of Directors in December 2008. Director Stolper's sister-in-law was a partner in the law firm of Stafford Rosenbaum LLP during 2016. Director Stolper's brother was a partner at Stafford Rosenbaum LLP until the end of 2015 and currently has an of counsel relationship with that firm. Director Stolper's brother and sister-in-law are no longer equity partners in the firm, and they no longer have an interest in the fees and profits received by that firm, including any fees paid by the Company. That firm has provided a variety of legal services to the Company and its subsidiaries for more than 50 years, including 2017, and continues to provide those services. In 2017, we paid total fees of $798,000 to Stafford Rosenbaum LLP for a variety of legal services. In view of the past relationships, our Audit Committee reviewed these transactions and concluded, in view of the long-standing relationship between the Company and the law firm, the nature of the services, and the manner in which they are requested, the transactions were at least as favorable to the Company as would be obtainable from a third party. Director Stolper has not been, and is not involved in the selection of the Company's counsel and has not, and does not discuss the Company's legal services with his brother or sister-in-law. The existing relationship with the law firm was not part of the basis for Director Stolper's selection and election to the board. Director Stolper has not shared, and does not share, directly or indirectly in the fees received by Stafford Rosenbaum LLP from the Company.

Related Person Transactions

We have a written policy for the review, approval, or ratification of any transaction with the Company or its subsidiaries involving an amount in excess of $120,000 in which any director, executive officer, nominee for director, or any of their immediate family members had a material interest, as contemplated by Item 404(a) of the SEC's Regulation S-K. Under these policies and procedures, our Audit Committee reviews any transactions identified by our Director - Internal Audit based upon information gathered by our Director - Internal Audit. Based upon that review, the committee approves, ratifies, or rejects the identified transaction. Information gathered by our Director - Internal Audit includes:

- The related person's relationship to the Company and interest in the transaction.
- The material facts of the transaction, including size, time frame, and consideration.
- The manner in which the transaction was procured, including the process used, the persons involved, and the factors considered in entering into the particular transaction.
- The availability of other sources of comparable goods and services.

The purpose of the information is to enable our Audit Committee to perform its review and to consider whether the transaction is on terms that are at least as favorable to the Company as achievable from an unaffiliated third party or, in the case of unique or sole source procurements, whether the transaction is fair to the Company.

Anti-Pledging and Hedging Policies

On January 19, 2018, our board approved a "no pledging" policy that prohibits directors and executive officers from pledging their shares to secure indebtedness, including a prohibition against maintaining those shares in a brokerage margin account.

In 2012, our board approved a "no hedging" policy that prohibits directors and executive officers from engaging in any kind of hedging transaction that seeks to reduce or limit that person's economic risk associated with his or her ownership in shares of the Company's common stock.

Code of Ethics

Our Code of Ethics applies to our directors and all of our employees, including our executive officers. A copy of our Code of Ethics is posted on our website at www.mgeenergy.com/governance.

Nonemployee Director Compensation

Directors who are our employees receive no additional fee for service as a director or a committee member. In 2017, nonemployee directors received compensation as shown below.

2017 Director Compensation

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Mark D. Bugher	75,000 (2)	37,146 (3)	-	-	-	-	112,146
Londa J. Dewey	76,500 (2)	37,146 (3)	-	-	-	-	113,646
F. Curtis Hastings	76,500 (2)	37,146 (3)	-	-	-	-	113,646
Regina M. Millner	89,000 (2)	37,146 (3)	-	-	-	-	126,146
John R. Nevin	86,000 (2)	37,146 (3)	-	-	-	-	123,146
James L. Possin	89,000 (2)	37,146 (3)	-	-	-	-	126,146
Thomas R. Stolper	73,500 (2)	37,146 (3)	-	-	-	-	110,646
Gary J. Wolter	186,418 (2)(4)	37,146 (3)	-	-	-	-	223,564

(1) Consists of the amounts described below under "Cash Compensation."
(2) Includes amounts paid for attending director educational activities.

(3) Units were awarded to each of our directors in January 2017 under our 2013 Director Incentive Plan. The Plan allows for the grant of units tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period applicable to the awarded units. The awards vest annually as to one-third of the units, subject to accelerated vesting in the event of death, disability, retirement, or a change of control. At December 31, 2017, there were three awards outstanding for each director representing 1,657 units, except for Director Wolter who has a single award representing 576 units. The amount shown represents the January 2017 grant date fair value of that award. The awards will be settled in cash which, in the case of the awards granted in January 2017, will be paid during the first quarter of 2020. No shares of stock are issuable, or will be issued, in connection with the awards. The accounting treatment for these awards determines the presentation under applicable SEC disclosure rules.

(4) G. Wolter received a $125,000 for serving as non-executive Chairman of the Board.

Cash Compensation

- Attendance Fees: Each nonemployee director received a fee of $1,500 for attendance at board meetings and a fee of $1,500 for attendance at meetings of committees of which that director is a member or to which that director was invited. Directors received $1,500 for each director educational activity they attended.
- Annual Retainer Fee: Each nonemployee director received an annual retainer fee of $45,000.
- Chairmanships: The committee chairperson of the Audit Committee was paid an additional $12,500, the Lead Independent Director (who is also the committee chairperson of the Corporate Governance Committee) was paid an additional $12,500, and the committee chairperson of the Compensation Committee was paid an additional $10,000. The Chairman of the Board, who is a non-executive, was paid an additional $125,000.

The board met ten times in 2017. Each member of the board attended more than 75 percent of the total number of meetings of the board and the committees on which he or she served.

Policy Regarding Annual Meeting Attendance

Our policy is to encourage our directors to attend the Annual Meeting of Shareholders. All of our directors were present at last year's annual meeting.

Audit Committee Report

Our Audit Committee consists of five directors who are independent as required by the Nasdaq listing standards and applicable SEC rules. Pursuant to the Audit Committee's Charter, the Audit Committee assists our board in fulfilling its oversight responsibilities relating to the integrity of financial reporting and accounting practices, the system of internal controls, the independence and performance of the internal and external audit processes, and the Company's process for monitoring compliance with laws and regulations. Management is responsible for the preparation of the Company's financial statements and for establishing and maintaining adequate internal financial controls.

Our independent registered public accounting firm for 2017, PricewaterhouseCoopers LLP, has been retained to audit those statements in accordance with professional auditing standards and is responsible for expressing opinions on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. Their duties and responsibilities are set forth in more detail in the Audit Committee Charter adopted by the board. The Audit Committee Charter is available on our website at www.mgeenergy.com/governance.

PricewaterhouseCoopers LLP has served as the Company's independent auditor since 1993. As in prior years, the Audit Committee and management have engaged in a review in connection with the Audit Committee's consideration of whether to recommend that shareholders ratify the selection of PricewaterhouseCoopers LLP as the Company's independent auditor for 2018. In that review, the Audit Committee considered both the continued independence of PricewaterhouseCoopers LLP and whether retaining PricewaterhouseCoopers LLP is in the best interests of the Company and its shareholders. In addition to independence, other factors considered by the Audit Committee included:

- PricewaterhouseCoopers LLP's capability and expertise with utility businesses.
- PricewaterhouseCoopers LLP's understanding of our business, accounting policies and practices, and internal control over financial reporting.
- Avoidance of the costs and disruptions, including management time and distractions, associated with bringing onboard a new independent auditor.

Our Audit Committee has issued the following report:

In the course of fulfilling our responsibilities, we have:

- Discussed with the Company's internal auditors and independent registered public accounting firm, PricewaterhouseCoopers LLP, the overall scope, plans, and results of their respective audits, with and without the presence of management;
- Reviewed and discussed with management the audited financial statements for the year ended December 31, 2017;
- Discussed with the representatives of PricewaterhouseCoopers LLP all matters required to be discussed by *Statement on Auditing Standards* No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, as superseded by Auditing Standard No. 16, as adopted by the Public Company Accounting Oversight Board in PCAOB Release No. 2012-004 and approved by the SEC in Release No. 34-68453;
- Received the written disclosures and the letter from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding an independent accountant's communications with audit committees concerning independence;
- Discussed with PricewaterhouseCoopers LLP their independence from the Company and management; and
- Considered whether the provision by PricewaterhouseCoopers LLP of non-audit services is compatible with maintaining their independence.

Based on the foregoing, we have recommended to the board that the audited financial statements referred to above be included in our annual report on Form 10-K for the fiscal year ended December 31, 2017.

Mark D. Bugher	John R. Nevin
F. Curtis Hastings	James L. Possin (Chair)
Regina M. Millner	

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Our compensation program is designed to compensate our executives fairly based upon an assessment of compensation available in the marketplace where we compete for executive personnel and our desire to achieve a balance of short-term and long-term rewards for maintaining and improving Company performance and shareholder value. It is administered by our Compensation Committee, which is composed of independent directors. They are assisted by Willis Towers Watson, who the Compensation Committee has hired as an independent compensation consultant.

Our approach to establishing executive compensation is to periodically benchmark the ranges of executive compensation and then to set overall compensation within a competitive market range. Market-based salary ranges are examined for each position, and an executive's positioning within that range is determined by that individual's experience in their position as well as the committee's evaluation of that individual's performance during the year. Our overall executive compensation for 2017 included:

- Base salary;
- Short-term incentive compensation, based upon both objective measures (as shown on pages 35 and 36) and a subjective assessment of annual performance, which in both cases is designed to encourage and reward the accomplishment of goals intended to benefit the Company and its shareholders; and
- Long-term incentive compensation payable in cash based upon the performance of our stock over a five-year period that is intended to tie a portion of executive compensation more directly to the creation of long-term shareholder value.

Due to its structure, long-term incentive compensation is reported in this proxy statement according to applicable guidelines as stock-based incentives in the various compensation tables that follow; however, no stock is issuable or issued under the arrangement. We do not have a stock award plan and thus have not issued any stock awards, stock options, or restricted stock awards.

Our compensation program is designed to link a significant portion of the compensation of our named executive officers to defined performance standards that promote a balance of the drive for near-term earnings and returns with growth in long-term shareholder value.

We believe our compensation program has assisted us in achieving good performance for our customers, employees, and shareholders. During 2017, we exceeded performance goals related to electric reliability and gas system response times. In addition, earnings per share (excluding the net one-time adjustment) in 2017 exceeded our earnings per share target for 2017 by10 percent (target shown on page 36). At the end of 2017, our relative total shareholder return outperformed both the Russell 2000 Index and Edison Electric Institute (EEI) Index of Investor-Owned Electric Utilities over the last five years as shown in the following graph.



Cumulative Five-Year Total Return Comparison
(assumes $1,000 invested on 12/31/2012 with dividends reinvested)

Value of Investment at December 31

	2012	2013	2014	2015	2016	2017
MGE Energy, Inc.	$1,000	$1,167	$1,422	$1,488	$2,141	$2,109
Russell 2000	$1,000	$1,388	$1,456	$1,392	$1,688	$1,936
EEI Electrics........................	$1,000	$1,130	$1,457	$1,400	$1,644	$1,837

Compensation Objective and Strategy

The principal goal of our compensation program has been to pay our employees, including all of our executive officers, at levels which are:

- Reflective of how well we are achieving our corporate mission as well as realizing both short-term and long-term corporate strategy;
- Consistent with our current financial condition, recent earnings, rates, total shareholder return, and the projected change in the Consumer Price Index;
- Reflective of each individual's performance, experience, and overall actual and potential contribution to our Company; and
- Competitive in the marketplace for similarly situated employees.

Our Compensation Committee strives to administer our compensation programs in a manner that is fair and consistent over time. Through our compensation design (and with the help of the committee's compensation consultant), the committee seeks to:

- Foster an organizational culture to encourage executives to make decisions that create shareholder value within the framework of our corporate objectives;
- Use a clear, simple-to-understand reward design to allow the Company to attract and retain competent management talent necessary to continue to improve the Company's long-term performance;
- Offer employees competitive pay with an additional opportunity to earn enhancements when Company and individual performance exceeds expectations; and
- Support our compensation program with appropriate performance management and communications efforts.

Our compensation program considers performance goals that are critical to our business success. These goals include specific objectives developed by our Compensation Committee with input from our management and Board of Directors. These goals include earnings, system reliability, and customer satisfaction. The committee and board also consider other corporate performance measures, such as bond ratings, cost containment, environmental performance, and management of day-to-day operations as well as individual performance measures.

In addition to its review of external competitive factors, the committee considers internal equity among colleagues in determining compensation levels. Toward this end, the committee also uses the projected increase in the Consumer Price Index as a guideline for the aggregate annual increase in pay for both executives and employees. This means that while the committee considers competitive pay data for specific positions, such data is not the sole factor considered in setting pay levels as the committee believes promoting internal equity helps to provide long-term stability among its senior management.

Our committee believes it is important to place a significant amount of an executive's total compensation at risk in the form of variable pay, including both short-term and long-term incentives, in order to better align the Company's pay packages with the interests of our shareholders and customers. Actual award levels are determined based on a variety of factors examined by the committee including Company performance, individual performance, and market data. In addition, the board considers progress on long-term corporate strategy and performance in setting incentives under this program.

An additional element of our compensation strategy is to promote a long-term commitment to the Company. As a consequence, while we believe compensation should have a strong performance link, we also believe the Company benefits from creating a team of tenured, seasoned professionals with significant industry experience. To encourage the long-term commitment we seek, the long-term incentive portion of our compensation structure offers awards that vary in value directly with increases and decreases in our stock price and dividends paid to shareholders. Awards under this long-term incentive plan generally vest over five years and all awards have "back-loaded" vesting, which means the majority of the value of the award vests in the later years. The purpose of this vesting mechanism, combined with the annual grant design, is to promote long-term retention and stability among the senior management team by creating significant potential forfeitures of value for employees who depart for other employment opportunities prior to the conclusion of the vesting period. The committee believes this approach will appropriately reward our executives while protecting the Company's long-term investment in its executives.

Our Compensation Committee does not believe that our policies and practices with respect to executive and nonexecutive compensation are likely to encourage risk taking outside our established policies, practices, and risk management programs.

Role of the Compensation Committee

Our Compensation Committee is composed of three directors – John R. Nevin (Chair), F. Curtis Hastings, and Regina Millner – all of whom have been determined by our board to be independent directors under Nasdaq Stock Market, Inc., governance requirements. The committee's function is described in its charter, which can be found in the Corporate Governance section of our website at www.mgeenergy.com/governance.

The Compensation Committee, in consultation with its compensation consultant and the other independent directors on our board, determines the amounts and elements of compensation for our executive officers and provides overall guidance for our executive compensation policies and programs. Our independent directors are responsible for the final approval of those recommendations, as they relate to the compensation of our CEO; and our board, including our CEO, is responsible for the final approval of those recommendations as they relate to the compensation of our executive officers other than our CEO.

Under its charter, our Compensation Committee is empowered to retain, compensate, and terminate compensation consultants and other advisors as considered necessary to the accomplishment of its work. Willis Towers Watson was hired as an independent compensation consultant in 2013 to assist the committee with a review and benchmarking of the Company's compensation programs and levels. Willis Towers Watson provided updates in 2014, 2016, and 2017. The consultant was hired directly by the committee, and the committee retains full autonomy to direct the consultant's activities. The consultant has no prior relationship with our CEO or any of our Company's senior management. The consultant was determined by the committee to be independent in connection with its original retention, and was redetermined to be independent during 2017, after considering the independence factors prescribed by Nasdaq Stock Market, Inc., in connection with the selection of compensation consultants.

In the process of assisting the committee, the compensation consultant may interact directly with our CEO, Company General Counsel, Chief Financial Officer, head of Human Resources, and their staffs to provide the committee with relevant compensation and performance data for our executives and the Company. In addition, the consultant may seek comment and feedback from specific members of our Company's management to the extent the consultant finds it necessary or desirable to do so.

To arrive at informed decisions, the committee collects and/or considers input from various sources and may invite certain senior executives or non-committee board members to attend committee meetings to discuss executive compensation and individual performance. Subject to the committee's direction, invitees provide additional insight, suggestions, or recommendations regarding compensation decisions. Deliberations generally occur with input from the compensation consultant, management, or other board members. Only independent board members may vote on compensation decisions for the CEO, which are always done without the CEO or any other members of management being present.

The committee also considers the results of the shareholder advisory vote on executive compensation. That vote, which last occurred at our annual meeting in 2017, expressed strong approval for our executive compensation programs. As a result, the committee has not changed its basic compensation policies. It previously revised our compensation programs to introduce more objectivity into our short-term incentive program as discussed in more detail below under "Pay Mix - Short-Term Incentives." Shareholders are being asked at this annual meeting to consider and vote on a shareholder advisory vote on executive compensation at our annual meeting.

Compensation/Benefits Structure

Our compensation and benefits structure involves the following:
- Pay Levels: Determination of the appropriate pay opportunity;
- Pay Mix: Determination of each element of compensation, its purpose and design, and its relationship to the overall pay program; and
- Pay for Performance: Determination of the performance measures and goals used in the pay programs.

Pay Levels

Pay levels for all employees, including our named executive officers, are determined based on a number of factors, including each individual's roles and responsibilities, the projected increase in the Consumer Price Index, the individual's experience and expertise and expected contribution, pay levels for peer positions within the Company, pay levels for similar job functions in the marketplace, and performance of our Company as a whole.

In 2013, the committee asked its compensation consultant to develop an approach and conduct studies to determine "competitive market" compensation. Working with the committee, the compensation consultant identified a peer group for the study, looking at general industry survey data, industry-specific survey data, and information available from published proxy statements. The objective was to identify companies representing the Company's broad labor market for talent while maintaining comparability, having sufficient size to avoid distortions from a single company, and ensuring sufficient and credible data are available. Willis Towers Watson provided updates regarding this peer group to the committee in 2014, 2016, and 2017.

The industry-specific and general industry survey data are based on companies in the Willis Towers Watson Executive Compensation Database and were not selected by the committee. The survey samples used for the named executive officers are controlled to reflect only organizations of comparable size to the Company in terms of revenues. The industry peer group companies selected by Willis Towers Watson from the database, as updated in 2017, are listed below. The changes in the composition of the peer group reflected mergers and acquisitions involving prior members of the group.

Companies Used for Compensation and Benchmark Purposes

ALLETE, Inc.	Genie Energy Ltd.	Otter Tail Corporation
Atlantic Power Corporation	IdaCorp, Inc.	South Jersey Industries, Inc.
Black Hills Corporation (1)	Northwest Natural Gas Company	Star Group, LP
Chesapeake Utilities Corporation	Northwestern Corporation	Suburban Propane Partners LP
El Paso Electric Company	Ormat Technologies Inc.	Unitil Corporation

(1) Acquired SourceGas Holdings, LLC, in February 2016.

When reviewing competitive market data, the committee examines the range of market data but does not set a specific targeted percentile as part of its compensation philosophy. An executive's positioning against the competitive labor market is intended to reflect that executive's experience, marketability, and performance over a period of time. While we use benchmarking as described above in determining appropriate compensation ranges, the committee avoids making "automatic" adjustments based on an employee's positioning relative to the market. The committee believes this approach better utilizes competitive data to facilitate rather than drive the Company's pay decisions, which results in appropriate recognition of our top performers.

Depending on whether the Company and individual performance meets expectations, realized total compensation during any given year may be above or below the benchmark compensation levels. The amount and structure of compensation can also vary by executive due to negotiations and competitive pressures inherent in attracting and hiring experienced utility managerial talent in the utilities industry. To help attract and retain such talent, the committee also seeks to provide an appropriate level of employee benefits comparable to those in the utility industry and to publicly traded companies in the state of Wisconsin.

Pay Mix

Our compensation program consists of each of the following components:

- *Base Salaries*

   We pay base salaries to assure management with a level of fixed compensation at competitive levels to reflect their professional skills, responsibilities, and performance in order to attract and retain key executives. We adjust base salaries taking into consideration changes in the market, changes in responsibilities, and performance against job expectations. We also consider the nature of the position, responsibilities, skills and experience of the officer, and his or her past performance. The committee and board also consider expectations with respect to the economic and regulatory climate at the time of review.

- *Short-Term Incentives*

   Our executive officers, including the named executive officers, are partially compensated through annual short-term incentives or bonuses. The incentives are based on objective metric-specific targets, a subjective assessment of overall corporate performance, and a subjective assessment of individual performance. The program is structured to allow payments in excess of the target bonus amount in the event of performance exceeding the target levels, subject to an overall individual limit of 150 percent of the target. This element of compensation provides executive officers with the opportunity for annual cash bonuses tied directly to the achievement of the Company and individual performance goals. The committee and board encourage executive officers to achieve superior annual performance on key financial, strategic, and operational goals.

   The board recognizes that not every opportunity or threat that may present itself over the course of the year can be anticipated when the goals for the year are established. The board expects management to be attentive to finding opportunities and aggressive in addressing unanticipated problems. Consequently, in order to address these situations, the board does not tie all bonus compensation to a predetermined formula.

   The board also recognizes that making decisions takes judgment to balance the interests of various constituencies. Exclusively adopting formula incentives without some flexibility may discourage needed adjustments during the year and could have unanticipated consequences. The board recognizes that success in some areas is not quantifiable and requires the board to weigh the overall outcomes. The board encourages management to take a long-term focus and reserves the right to assess how well management exercises judgment in the running of the business.

   The components that make up the target bonus opportunity are shown below:

   ➢ 40 percent upon the achievement of objective targets.

      As described in more detail under "2017 Executive Compensation Determination - 2017 Short-Term Incentives," the objective targets consist of earnings per share, customer satisfaction, and service reliability. Our committee and board believe these matters are important goals and represent our twin objectives of achieving value for our shareholders and customers.

   ➢ 30 percent upon a subjective assessment of the degree of achievement of specified corporate goals.

      The specific corporate goals consist of accomplishments the board deems important. For example, in addition to reviewing earnings per share, customer satisfaction, and service reliability, the following measures are reviewed by the board in assessing management:

      - Preserves top position for debt ratings relative to other combination investor-owned utilities from the rating agencies.
      - Provides continued dividend growth.
      - Maintains or improves culture of environmental stewardship.
         o Includes preparing the Environmental Responsibility Report every other year that is reviewed by board.
      - Maintains or improves safety culture.
      - Provides a culture that attracts and motivates a high-performing workforce.
         o Engages and supports employees through change.
      - Implements important projects and meets project milestones.

- Maintains and enhances position as community energy company.
- Upholds compliance with regulatory requirements.
- Addresses legislative and regulatory matters.
- Implements cost-containment measures.
- Supports management of day-to-day operations.
- Handles unanticipated problems, threats, or crises.
- Seeks out and pursues unanticipated opportunities.
- Advances "Energy 2030."
- Manages capital.

- 30 percent upon a subjective assessment of the degree of achievement of specified individual goals.

  The final component of short-term incentive compensation reflects individual performance. The individual performance goals are based on the goals of the division run by that officer and on personal improvement goals for that officer. Achievement of performance goals for executive officers other than the CEO is judged by the CEO in consultation with the committee and board. Among other things, these goals may include division safety goals, projects within the division, and appropriate metrics for the division. It is expected that individual performance goals will support the broader corporate goals and officers will be measured by their contributions to the broader team effort. The board does not expect the payout percentage against target to vary significantly between named executive officers because of the team approach encouraged by the board.

- *Long-Term Incentives*

  We have a cash long-term incentive plan known as the Performance Unit Plan. Under the Performance Unit Plan, selected executives of the Company are eligible to receive performance units, representing the right to receive a cash payment upon settlement, subject to meeting specified back-end loaded vesting requirements. The awards allow participants who retire from the Company during the term of an award to receive full vesting credit with respect to any awarded units so long as the participant does not compete with the Company following retirement.

  Our committee believes that combining the annual bonus awards and the performance unit awards provides appropriate short- and longer term incentives to perform while creating additional and necessary retention for our key executives. Also, using multiyear awards settled in cash helps protect our shareholders against equity-based dilution that would otherwise occur from typical stock-based, long-term awards, though such cash-settled awards are accounted for differently, and potentially less favorably to the Company, than stock-based awards. The committee currently believes the advantages gained from protecting against equity-based dilution outweigh these accounting considerations.

  The annual grants under the Performance Unit Plan are reviewed and recommended by the committee and approved by our Company's independent directors. The grant date for these annual awards occurs on the meeting date at which the grants are approved or a designated date subsequent to the meeting. Payment under the awards generally occurs shortly after the end of the vesting period which has been approximately five years. Administration of the awards is managed by our internal Human Resources and Finance departments, and specific instructions related to timing of grants are given directly from the committee.

  We do not currently grant any stock options or other form of stock-based equity to our executives. Accordingly, the current cash long-term incentive program is the Company's sole long-term compensation vehicle.

- *Other Benefits*

  As Company employees, our named executive officers are eligible to participate in all of the broad-based, Company-sponsored benefits programs on the same basis as other full-time salaried employees. These include the Company's health and welfare benefits (e.g., medical/dental plans, disability plans, life insurance, etc.). Executives also participate in the Company's pension and 401(k) retirement plans.

  The Company also offers certain executives, including the named executive officers except for C. A. Renlund, supplemental retirement benefits under individual income continuation agreements. Retirement benefits under the agreements supplement benefits from the qualified pension plan (Retirement Plan). The benefit formulas are outlined below in the Pension Benefits Table.

  Executives hired after December 31, 2006, are not eligible to participate in the Retirement Plan, but do participate, like all employees hired after December 31, 2006, in a 401(k) retirement plan. C. A. Renlund was hired after December 31, 2006, and participates in that 401(k) plan. As a further inducement to that executive, we have entered into a defined contribution supplemental retirement agreement. See "2017 Nonqualified Deferred Compensation Table" for a description of that agreement.

2017 Executive Compensation Determination

For 2017, these pay-mix components reflected the following decisions and determinations:

- *2017 Base Salaries*

  For 2017, the adjustment of named executive officer base salaries reflects a combination of annual adjustments and increased salaries due to promotions and the assumption of additional duties and responsibilities. When adjusting base salaries on an annual basis or in the event of organizational realignment, due to promotions or retirements, we take into consideration the external market, changes in responsibilities, and performance against job expectations. We also consider skills and experience of the named executive officer and his or her past performance. Additionally, expectations with respect to the economy and regulatory climate at the time of the review are considered.

- *2017 Short-Term Incentives*

  The size of the 2017 short-term incentive pool at the target level of named executive officer performance was $723,750, an increase of $18,483 from the amount of that pool for 2016. The increase reflects the change in named executive officers due to G. Wolter's retirement as explained in the Summary Compensation table on page 39 and the increase in the named executive officers base salaries. The pool size, as a percentage of base salary, was increased in 2017 for certain named executive officers, but the CEO target remained unchanged at 50 percent. The actual aggregate payouts to the named executive officers for 2017 were $1,032,103, which was 142.605 percent of the incentive pool at the target level of performance and 95.070 percent of the incentive pool at the maximum level of performance.

  For 2017, the target bonus amount for our CEO was set at 50 percent and the remaining named executive officers was set at 35 to 40 percent of annualized base pay at December 31, 2017. Actual award may be above or below the target, with the maximum equal to 150 percent of the target. In assessing the short-term incentive payout for the CEO versus the targeted levels, we took into consideration the strong overall performance level of the Company in 2017, which is discussed below. The actual payout for the CEO was 142.605 percent of the target amount and 95.070 percent of the maximum opportunity set for 2017.

  The three components that make up the target bonus opportunity–objective targets, subjective assessment of the achievement of specified corporate goals, and subjective assessment of the achievement of individual goals–are discussed on the following pages:

  - Metric-Specific Targets (40 percent at targeted level of performance)

    Consistent with the approach used in recent years, the committee, in consultation with Willis Towers Watson, developed objective targets for 2017 based on earnings per share, customer satisfaction ratings, and service reliability. Those targets are shown below. Actual payouts for the named executive officers reflected an assessment that performance exceeded the target level of performance, resulting in a payout equal to 56.917 percent of the overall incentive pool versus a targeted level of 40 percent.

Metric-Specific Targets - 40 Percent at Targeted Level of Performance

Goals	Percent of Overall Incentive Pool at Target Performance	Required Level of Performance(1)			Actual	Percent of Overall Incentive Pool at Actual Performance
		Threshold	Target	Maximum		
Earnings Per Share	20%	$1.82	$2.02	$2.22	**$2.23(5)**	30.000%
Customer Satisfaction Ratings:						
Overall satisfaction rating in annual customer survey for *residential customers*(2)...................	5%	4.10	4.40	4.70	**4.57**	6.417%
Overall satisfaction rating in annual customer survey for *commercial customers*(2)................	5%	4.10	4.40	4.70	**4.61**	6.750%
Service Reliability:						
Electric reliability (average of SAIFI and SAIDI reported in national survey based on 2016 results))(3)...	5%	Top half	Top quartile	Top decile	**Top decile**	7.500%
Gas system response time (average response time for Priority 1 calls))(4)	5%	18.5 minutes	16.5 minutes	14.5 minutes	**15.5 minutes**	6.250%
Total..	**40%**	**-**	**-**	**-**	**-**	**56.917%**

(1) Incentive paid at 50 percent of Target at the Threshold level, 100 percent at the Target level, and 150 percent of Target at the Maximum level.
(2) Scale of 1 to 5 with 1 being very dissatisfied and 5 being very satisfied. The survey was conducted during 2017 by an independent market research firm.
(3) SAIFI (System Average Interruption Frequency Index) is an industry recognized measure defined by the Institute of Electrical and Electronic Engineers (IEEE) as the number of outages a typical customer experiences in a year. SAIDI (System Average Interruption Duration Index) is an industry recognized measure defined by the IEEE as the length of time a typical customer experiences a loss of service annually. The survey results exclude major events such as major storm events.
(4) Based on simple average of monthly values.
(5) Excludes the one-time, non-cash tax benefit of $0.62 per share, related to the Tax Cuts and Jobs Act, partially offset by a $0.03 per share voluntary contribution to the Madison Gas and Electric Foundation.

➢ Other Corporate Goals (30 percent at targeted level of performance)

For 2017, the committee and board determined that management's performance on the measures discussed under "Pay Mix - Short-Term Incentives" above will be compensated at 42.688 percent versus the target level of 30 percent. All named executive officers are compensated at the same percentage of target for the Other Corporate Goals category because of the interrelated nature of these items amongst the officers. We believe this encourages a team approach. In considering the decision, our committee and board took into account the following management and Company achievements:

▪ Achieved a top position for debt credit ratings again in 2018.
▪ Raised its dividend rate for the 42nd consecutive year.
▪ Continued to benefit shareholders and customers with cost-containment efforts.
▪ Achieved highest certification level under statewide Green Masters sustainability program for the fourth year in a row.
▪ Ranked Number 1 and 2 out of about 80 utilities in key measures of electric reliability.
▪ Completed four gas extension projects.
▪ Successful debt issuances with favorable terms.
▪ Enhanced communications with customers and developed community partnerships.
▪ Implemented a new "Near Miss/Good Catch" safety initiative.
▪ Professional responses to restore service related to an emergency situation affecting a neighborhood in Madison.
▪ Obtained PSCW approval for an innovative Renewable Energy Rider to allow partnering with customers to meet their renewable goals.
▪ Received approval to construct the 66-megawatt ($107 million) Saratoga wind farm.
▪ Negotiated agreement to purchase Forward Energy Center in partnership with two other Wisconsin utilities.
▪ Initiated a five-year Enterprise Wide Technology Transformation Project.
▪ Finalized a Memorandum of Understanding with the City of Madison memorializing goals, framework, and priorities for working together.
▪ Partnered with Madison on two federal grants to provide all electric buses and new bus facility for electric buses.

➤ Individual Performance Goals (30 percent at targeted level of performance)

When determining the CEO's individual performance percentage for 2017, we considered the Company's strong performance against the metrics-driven targets discussed above, such as record earnings and continued top decile performance in electric reliability, as well as the subjective assessment of management's overall performance against other measures identified by the board. As a result, our CEO will be compensated at 43 percent versus the target level of 30 percent for his individual performance. Similar considerations were taken into account for the remaining named executive officers, including the strong financial performance of the Company and the degree of accomplishment of individual goals within their respective functions. The remaining named executive officers will also be compensated at 43 percent for their individual performance.

- *2017 Long-Term Incentives*

The performance unit awards granted in 2017 under the Performance Unit Plan carry a five-year vesting requirement (vesting 60 percent at the end of 2019 and an additional 20 percent at the end of 2020 and 2021) and are payable shortly following December 31, 2021. The awards will vary in value based on changes in the Company's stock price, to be aligned with shareholder's interests, and awards include a payment based on dividend payments. For 2017, our CEO was granted a performance unit award of 60 percent of base salary while the remaining named executive officers were granted performance unit awards at 35 to 40 percent of base salary.

The CEO's 2017 total direct compensation was below the midpoint of the benchmark from the Willis Towers Watson Executive Officer Total Compensation Review. In addition, the 2017 total direct compensation for all named executive officers as a group, including the CEO, was below the midpoint of the benchmark from the Willis Towers Watson Executive Officer Compensation Review.

Adoption of Clawback Policy

On January 19, 2018, MGE Energy's Board of Directors adopted a Policy on Recoupment of Incentive Compensation, or clawback policy, providing for the recovery of previously paid incentive compensation to the extent there has been a subsequent financial statement restatement or fraudulent activity or other intentional misconduct that resulted in a material violation of federal or state law or a material violation of the Company's Code of Ethics and the incentive compensation would have been lower had it been calculated based upon the factors above. The MGE Energy Compensation Committee is responsible for making all determinations with respect to the application or operation of the Policy. The Policy is being applied prospectively and will not apply to, or affect, any incentive compensation paid or payable in respect of fiscal years prior to January 1, 2018. Also, the Policy will not apply to cash payments in respect of performance units granted under the Performance Unit Plan.

Post-Termination Compensation

The Company recognizes that, as with any public company, it is possible that a change in control of the Company may take place in the future. The Company also recognizes the threat or occurrence of a change in control can result in significant distractions of key management personnel because of the uncertainties inherent in such a situation. The Company also believes that it is essential and in the best interests of its shareholders to retain the services of its key management personnel in the event of a threat or occurrence of a change in control and to ensure their continued dedication and efforts in such event. In keeping with this belief and its objective of retaining and motivating highly talented individuals to fill key positions, the Company has entered into severance agreements with all of the named executive officers.

The severance agreements guarantee the named executive officers specific payments and benefits upon termination of employment as a result of change in control of the Company or if the employee voluntarily terminates employment within a specified period following a change in control. Effective December 30, 2010, these agreements were amended to limit the payments under those agreements as well as to eliminate a provision that required the Company to "gross-up" the executive for any excise tax due as a result of the change in control payments. Additional details of the terms of the change in control agreements are provided below in the "Potential Payments on Employment Termination or Change in Control" section of this proxy statement.

Impact of Tax and Accounting on Compensation Decisions

As a general matter, the committee considers the various tax and accounting implications of compensation vehicles employed by the Company. As previously mentioned, cash-settled performance unit awards based on the Company's share price may carry accounting charges that differ from similar stock-based awards but have been selected by the committee as the best long-term compensation vehicle due to the committee's desire to minimize shareholder dilution.

Compensation Committee Report

The Compensation Committee of the Board of Directors of MGE Energy oversees the Company's compensation program on behalf of the board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the "Executive Compensation - Compensation Discussion and Analysis" set forth in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the board that the "Executive Compensation - Compensation Discussion and Analysis" be included in this proxy statement, which is incorporated by reference in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2017.

F. Curtis Hastings
Regina M. Millner
John R. Nevin (Chair)

2017 Summary Compensation Table

Shown on the next page, in the table format prescribed by the SEC, are the elements of compensation paid or earned by our current Chief Executive Officer (CEO) and retired CEO in 2017, our Chief Financial Officer (CFO), and our three most highly compensated executive officers (other than our CEOs and CFO) during the past fiscal year. As described in the preceding "Executive Compensation - Compensation Discussion and Analysis," that compensation includes, among other things, base salary, shown in the "Salary" column; annual bonus awards (short-term incentives), shown in the "Bonus" column; and the cash-based performance unit awards (long-term incentives), shown in the "Stock Awards" column. Although awards under the Performance Unit Plan are ultimately paid in cash – and not stock – their ongoing value is derivative of movements in the price of our common stock, and so the awards are accounted for much like stock-based awards. As required by SEC rules, the amount shown in the "Stock Awards" column reflects the grant date fair value for the awards made in the indicated years to each of those officers under the Performance Unit Plan.

2017 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(2) (e)	Option Awards ($)(3) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(5) (i)	Total ($)(6) (j)
Gary J. Wolter (1)................... Chairman	2017	100,296	0	0	-	-	1,987,085 (4)	96,518	2,183,899 *
	2016	594,061	412,620	347,188	-	-	958,461	8,286	2,320,616
	2015	569,446	369,241	330,664	-	-	611,082	8,306	1,888,739
Jeff Keebler (1)........................ President and Chief Executive Officer	2017	440,256	338,686	285,018	-	-	486,545 (4)	8,436	1,558,941
	2016	263,055	127,898	89,690	-	-	173,712	8,228	662,583
	2015	-	-	-	-	-	-	-	-
Jeffrey C. Newman.................. Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2017	367,807	213,907	150,024	-	-	547,453 (4)	8,436	1,287,627
	2016	328,486	159,209	112,723	-	-	305,614	8,286	914,318
	2015	307,400	143,854	102,290	-	-	9,684	8,306	571,534
Lynn K. Hobbie........................ Executive Vice President - Marketing and Communications	2017	296,304	171,126	120,034	-	-	604,903 (4)	8,436	1,200,803
	2016	274,138	133,287	93,491	-	-	365,360	8,286	874,562
	2015	252,386	120,209	70,843	-	-	81,017	7,926	532,381
Craig A. Fenrick ……….......... Executive Vice President - Energy Operations	2017	296,591	171,126	120,034	-	-	543,331 (4)	8,436	1,139,518
	2016	276,345	134,149	94,569	-	-	375,410	8,286	888,759
	2015	254,796	119,681	68,095			166,719	7,998	617,289
Cari Anne Renlund................. Vice President and General Counsel	2017	272,502	137,257	96,282			- (4)	33,592	539,633
	2016	-	-	-			-	-	-
	2015	-	-	-			-	-	-

* G. Wolter's compensation for the three years shown in the Summary Compensation Table is displayed below broken down between cash and stock awards and other benefit valuations. The volatility of the change in present value of pension benefits (explained in more detail in Footnote (4) has a significant impact on the variability of total compensation from year to year, which is not the case for cash and stock awards.

Year	Salary ($)	Bonus ($)	Stock Award ($)	Subtotal Cash/Stock Awards ($)	Change in Present Value of Pension and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)
2017	100,296	0	0	100,296	1,987,085	96,518
2016	594,061	412,620	347,188	1,353,869	958,461	8,286
2015	569,446	369,241	330,664	1,269,351	611,082	8,306

(1) **Principal Position.** The table reflects the principal position held by the named executive officer as of December 31, 2017. Effective March 1, 2017, G. Wolter retired as President and CEO of MGE Energy and its subsidiaries, and J. Keebler assumed the roles of President and CEO as part of a previously announced management succession plan. G. Wolter continues as Chairman of the Board of both companies until October 1, 2018, when he will step down as Chairman of the Boards of MGE Energy, Inc., and its subsidiaries, and J. Keebler will assume the Chairman role of both boards. As of March 1, 2017, J. Newman took on an expanded role with oversight over Energy Planning and Energy Supply and Trading, and C. Fenrick took additional responsibility for NERC Compliance and Generation operations. J. Keebler became a named executive officer in 2016, and L. Hobbie and C. Fenrick became named executive officers in 2015, and C. A. Renlund became a named executive officer in 2017, after being hired as Vice President and General Counsel November 2, 2015.

(2) **Stock Awards.** The amounts in this column reflect the grant date fair value of the cash-based performance unit awards made to the named executive officers under our Performance Unit Plan. Under the Performance Unit Plan, an award was made to each named executive officer in 2015, 2016, and 2017. The Performance Unit Plan is described above under "Compensation/Benefits Structure - Pay Mix - Long-Term Incentives." The determination of the grant date fair value of the 2017 awards is described in the "2017 Grants of Plan-Based Awards Table." The vesting applicable to awards under the Performance Unit Plan is described in the "Outstanding Equity Awards at December 31, 2017," table. As noted, no shares of stock are issuable or issued in connection with these awards.

(3) **Option Awards.** We do not have any stock option plans.

(4) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amounts shown in these entries reflect the above-market earnings on nonqualified deferred compensation and the change in actuarial present values of their respective accumulated benefits under our Retirement Plan and income continuation agreements.

We are required to calculate the change in pension value by using the same discount rate assumption used for financial reporting purposes. The discount rate methodology calculates the interest and service cost components of each plans expense in the future. This results in an effective discount rate for each named executive officer for the Pension Plan and income continuation agreement that is based on the participant-specific cash flows as applied to the December 31, 2017 Prudential Above Mean curve. In 2017, the discount rate by participant ranges from 3.53 percent to 4.06 percent for both the Pension Plan and income continuation agreements; in 2016, the similar range was 3.99 percent to 4.94 percent. The change in the present value of pension benefits was greater than the prior year for multiple reasons, including the decrease in discount rates. The change in pension values represents the present values of future retirement benefits and does not represent cash transactions made to the named executive officers during 2017 or in prior years. The change in the actuarial present value of accumulated pension benefits in 2017 are $1,945,325 for G. Wolter, $484,263 for J. Keebler, $535,710 for J. Newman, $604,903 for L. Hobbie, and $543,331 for C. Fenrick. Above-market earnings on nonqualified deferred compensation in 2017 are $41,760 for G. Wolter, $2,282 for J. Keebler, and $11,743 for J. Newman.

There is no amount for C. A. Renlund as she was hired subsequent to December 31, 2006, when the Retirement Plan was replaced by a 401(k) retirement plan for employees hired after that date. In addition, she has not elected to defer compensation that would result in above-market earnings shown in this column. She is covered under a separate nonqualified defined contribution retirement agreement reflected in the "All Other Compensation" column and described in the "2017 Nonqualified Deferred Compensation Table."

(5) **All Other Compensation.** Amounts shown for all other compensation for each named executive officer include Company contributions to a 401(k) defined contribution plan and a long-term disability premium reimbursement for low sick leave usage. 401(k) contribution amounts are $3,386 for G. Wolter, $8,100 for J. Keebler, J. Newman, L. Hobbie, and C. Fenrick and $24,300 for C. A. Renlund. For G. Wolter, all other compensation includes pay of $92,581 for unused and accrued vacation at retirement and a years of service bonus of $485. For C. A. Renlund, all other compensation includes an employer allocation of $9,012 as specified under a nonqualified defined contribution retirement agreement.

(6) **W-2 Compensation.** The calculation of the Total column as shown in the 2017 Summary Compensation Table above, includes items driven by accounting and actuarial assumptions, which, depending on external factors such as interest rates, can vary substantially from year to year. As a result, total compensation shown in the table for the named executive officers differs substantially from the compensation reported on their respective Internal Revenue Service Form W-2's for a particular year. As a supplement to the table above, the table below shows compensation reported for each named executive officer, except G. Wolter, on their Internal Revenue Service Form W-2's for 2017, 2016, and 2015. These amounts are not a substitute for the amounts reported as total compensation in the 2017 Summary Compensation Table. G. Wolter retired from employment with the Company on March 1, 2017.

Compensation Reported on IRS Form W-2

Name	2017	2016	2015
Jeffrey M. Keebler..................	$500,967	$357,004	$274,094
Jeffrey C. Newman.................	$633,375	$517,262	$495,632
Lynn K. Hobbie......................	$529,122	$464,266	$447,074
Craig A. Fenrick	$519,218	$457,816	$425,195
Cari Anne Renlund.................	$357,059	$250,685	$ 41,687

2017 Grants of Plan-Based Awards Table

Name	Grant Date	Committee Action Date	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)		(g)	(k)	(l)
Gary J. Wolter..................	03/01/2017	02/17/2017	0	70.90	0
Jeffrey M. Keebler	03/01/2017	02/17/2017	4,020	70.90	285,018
Jeffrey C. Newman	03/01/2017	02/17/2017	2,116	70.90	150,024
Lynn K. Hobbie	03/01/2017	02/17/2017	1,693	70.90	120,034
Craig A. Fenrick	03/01/2017	02/17/2017	1,693	70.90	120,034
Cari Anne Renlund	03/01/2017	02/17/2017	1,358	70.90	96,282

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

We have a cash-based long-term incentive plan, known as the Performance Unit Plan, under which certain key executives of the Company are awarded performance units, whose value is tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period applicable to the awarded units. Performance units are settled by the Company in cash. Because the value of the awards is derivative of the value of our common stock, the awards are accounted for much the same as stock-based awards. That accounting also determines the presentation under applicable SEC disclosure rules, including the tables presented above and below. No shares of stock are issuable or issued pursuant to the awards.

The 2017 awards under the Performance Unit Plan vest over a five-year period as follows: 60 percent at the end of 2019 and 20 percent at the end of 2020 and 2021. In the event of a bona fide retirement, not followed by work for a competitor, the executive will receive full vesting credit for each outstanding award. The awards vest 100 percent on the occurrence of a change in control. See "Potential Payments on Employment Termination or Change in Control" below.

For 2017, the Performance Unit Plan permitted the Company to make annual awards up to a maximum of 60 percent for the CEO and between 35 to 40 percent for each other named executive officer of each executive's base salary as determined on the date of the grant. Award values are based on the Company's current share price plus projected dividend payments to be received over the five-year term of the award. For each of the awards made in 2017, the targeted value in Column (l) can be determined by taking the number of performance units shown in Column (g) and multiplying by the base price shown in Column (k).

The base price shown in the table is based upon the Company's closing share price of $64.75 on the date of the grant, plus an annual dividend rate of $1.23 for the five-year term of the award.

Actual value of performance units upon settlement may increase or decrease from the targeted values shown in the table based upon changes in the Company's share price and any changes in the actual dividends declared over the five-year term of the awards.

Outstanding Equity Awards at December 31, 2017

| | | Stock Awards | |
| | | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested |
Name (a)	Year	(#)(1) (i)	($)(2) (j)
Gary J. Wolter	2014	-	-
	2015	-	-
	2016	-	-
	2017	-	-
Jeffrey M. Keebler	2014	248	17,234
	2015	469	32,605
	2016	1,581	109,959
	2017	4,020	279,591
Jeffrey C. Newman	2014	-	-
	2015	-	-
	2016	-	-
	2017	-	-
Lynn K. Hobbie	2014	-	-
	2015	-	-
	2016	-	-
	2017	-	-
Craig A. Fenrick	2014	-	-
	2015	-	-
	2016	-	-
	2017	-	-
Cari Anne Renlund	2014	-	-
	2015	-	-
	2016	1,323	92,015
	2017	1,358	94,449

* Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.

(1) This table reflects outstanding awards made under our Performance Unit Plan, which will ultimately be paid in cash. At December 31, 2017, each named executive officer had four awards currently outstanding under the Performance Unit Plan. Those awards vest as follows:

	Vests 60%	Vests 80%	Vests 100%
2014 award......................	December 31, 2016	December 31, 2017	December 31, 2018
2015 award......................	December 31, 2017	December 31, 2018	December 31, 2019
2016 award......................	December 31, 2018	December 31, 2019	December 31, 2020
2017 award……………	December 31, 2019	December 31, 2020	December 31, 2021

The awards provide for continued vesting in the event of a bona fide retirement following ten or more years of service as an MGE officer. Based on age and years of service as an MGE officer, G. Wolter, J. Newman, L. Hobbie, and C. Fenrick qualify for such continued vesting. Therefore, as of December 31, 2017, all outstanding performance unit awards for G. Wolter, J. Newman, L. Hobbie, and C. Fenrick are deemed vested.

(2) The market value shown for the units composing each of the awards is based on the closing price of our common stock on December 31, 2017, plus the projected, undiscounted value of the dividends to be earned during the remaining term of the award.

2017 Option Exercises and Stock Vested

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (#)(1) (d)	Value Realized on Vesting ($)(2) (e)
Gary J. Wolter...	0	0
Jeffrey M. Keebler	1,206	83,919
Jeffrey C. Newman (3)..............................	7,551	525,172
Lynn K. Hobbie	1,693	117,748
Craig A. Fenrick..	1,693	117,748
Cari Anne Renlund	0	0

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

(1) This table reflects awards under our Performance Unit Plan that vested during 2017, and ultimately are paid in cash upon the conclusion of a five-year performance period. See note (1) to the Outstanding Equity Awards at December 31, 2017, table for information regarding vesting, including accelerated vesting for retirement eligible employees.

(2) The amounts in this column reflect the dollars vested during 2017 under the Performance Unit Plan. The amounts were calculated by multiplying the number of units shown in Column (d) by the sum of the market price of our stock on the vesting date for those units, plus dividends at the rate in effect on the vesting date for the five-year period of the awards. See "Compensation/Benefits Structure - Pay Mix - Long-Term Incentives" for a description of our Performance Unit Plan.

(3) Awards under the Performance Unit Plan continue to vest in the event of a bona fide retirement after ten or more years of service as an MGE officer. Once an officer attains age 55, it is assumed that they will have a bona fide retirement. J. Newman has been an officer for more than ten years and attained age 55 in 2017, so the value of all outstanding awards are shown as vested in 2017.

2017 Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During 2017 (e)
Gary J. Wolter..	Retirement Plan	30	1,666,485	78,420
	Income Continuation Agreement	30	7,977,669	378,305
Jeffrey M. Keebler	Retirement Plan	23	659,584	-
	Income Continuation Agreement	6	614,935	-
Jeffrey C. Newman	Retirement Plan	30	1,267,756	-
	Income Continuation Agreement	30	1,399,689	-
Lynn K. Hobbie	Retirement Plan	30	1,562,344	-
	Income Continuation Agreement	30	1,530,761	-
Craig A. Fenrick	Retirement Plan	30	1,567,494	-
	Income Continuation Agreement	30	1,132,074	-
Cari Anne Renlund*	-		-	-
	-		-	-

*   *C. A. Renlund was hired subsequent to December 31, 2006, when the Retirement Plan was replaced by a 401(k) retirement plan for employees hired after that date.*

The Madison Gas and Electric Company Retirement Plan (Retirement Plan) is a funded, tax-qualified, noncontributory defined benefit pension plan closed to new entrants hired after December 31, 2006. Benefits are payable at retirement in the form of an annuity. Earnings, for purposes of calculation of benefits under the Retirement Plan, include salary and bonus, but exclude payments from awards made under the Performance Unit Plan and pay deferred under nonqualified deferred compensation agreements. The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2017, the annual limitation is $270,000. In 2018, it will increase to $275,000.
Benefits under the Retirement Plan are calculated as an annuity based upon the employee's years of service to a maximum of 30 and the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement multiplied by 1.4 percent for each year of service. Prior to 1986, the Retirement Plan was contributory, and the multiplier for pre-1986 Retirement Plan service is 1.7 percent. The employee's contributions grow annually based on the greater of 5 percent or 120 percent of the annual Mid-Term Applicable Federal Rate in effect for January of the plan year for which earnings are being credited. The Retirement Plan currently limits pensions paid under the Retirement Plan to an annual maximum in 2017 of $215,000 payable at age 65 in accordance with Internal Revenue Service requirements. Contributions to the Retirement Plan are made entirely by MGE and paid into a trust fund from which benefits of participants will be paid.

Eligibility for early retirement under the Retirement Plan is age 55 and five years of service. Benefits in the form of an annuity are available on a reduced basis at age 55 and an unreduced basis at age 65, or at age 62 with 15 years of service. Except for J. Keebler, each of the officers named in the Summary Compensation Table are eligible for early retirement under the Retirement Plan. C. A. Renlund is not a participant in the Retirement Plan.

Each named executive officer, except C. A. Renlund, has also entered into an income continuation agreement to supplement benefits from the Retirement Plan. The income continuation agreements are unfunded and benefits are paid from the Company's general assets. Benefits are payable upon the six-month anniversary of the employee's retirement in the form of a ten-year certain annuity. Earnings, for purposes of the income continuation agreements, include salary, bonus, and nonqualified deferred compensation, but exclude payments from awards made under the Performance Unit Plan.

Benefits under the income continuation agreements for G. Wolter, J. Newman, and L. Hobbie range from 55 percent at age 55 to 70 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. Benefits under the income continuation agreement for J. Keebler and C. Fenrick range from 50 percent at age 55 to 65 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. J. Keebler's benefit entitlement is subject to a graded vesting schedule based on his years of service as an MGE officer and will fully vest after 15 years on January 1, 2027. In all agreements, the designated percentage is based on the employee's age at retirement.

A grantor trust has been established through which the Company pays benefits. In the event of a potential change in control or an actual change in control, we are required to fund the trust with cash or marketable securities in an amount equal to 100 percent of the present value of the aggregate amounts required to pay beneficiaries under all income continuation and nonqualified deferred compensation agreements plus an amount to cover the expense of maintaining the trust.

Amounts shown in the Pension Benefits Table use a discount rate by participant which ranges from 3.53 percent to 4.06 percent for both the Pension Plan and income continuation agreements. For all named executive officers, benefits are calculated at earliest unreduced retirement age of 62 for the Retirement Plan and age 65 for the income continuation agreements, except for G. Wolter whose actual retirement date was used. All benefits are calculated using MRP 2007 combined mortality tables with fully generational scale MMP-2016. No preretirement decrement is assumed. Benefits are payable in the form of a life annuity for the Retirement Plan and a ten-year certain annuity for the income continuation agreements. See Footnote 13.c. of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2017, for additional information regarding the assumptions used to determine benefit obligations.

2017 Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in 2017 ($)(1) (b)	Registrant Contributions in 2017 ($)(2) (c)	Aggregate Earnings in 2017 ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance as of 12/31/17 ($)(3) (f)
Gary J. Wolter	80,000	-	75,216	75,033	1,092,564
Deferred Compensation Plan					
Jeffrey M. Keebler	60,000	-	4,090	-	93,509
Deferred Compensation Plan					
Jeffrey C. Newman	48,000	-	26,010	-	412,094
Deferred Compensation Plan					
Lynn K. Hobbie	-	-	-	-	-
Deferred Compensation Plan					
Craig A. Fenrick	-	-	-	-	-
Deferred Compensation Plan					
Cari Anne Renlund	-	8,034	978	-	17,280
Defined Contribution Supplemental Executive Retirement Plan					

(1) Amounts in this column are included in the "Salary" column in the 2017 Summary Compensation Table.

(2) For G. Wolter, J. Keebler, and J. Newman, other than above-market earnings, amounts in this column are not included in the 2017 Summary Compensation Table. For C. A. Renlund, all earnings are included in the 2017 Summary Compensation Table, (see explanation of C. A. Renlund's participation in a defined contribution supplemental executive retirement plan in the narrative below).

(3) For G. Wolter, J. Keebler, and J. Newman, employee salary deferrals and above-market earnings for prior years have been previously reported in the Summary Compensation Table for those years. The aggregate balance for the prior year was $1,012,381 for G. Wolter, $29,420 for J. Keebler, and $338,084 for J. Newman. For C. A. Renlund, no amounts have been previously reported in the Summary Compensation Table as this is her initial year as a named executive officer.

Deferred Compensation Plan

For G. Wolter, J. Keebler, and J. Newman, the 2017 Nonqualified Deferred Compensation Table represents amounts deferred under individual deferred compensation agreements. Participants may defer up to 100 percent of monthly salary under their deferred compensation agreements. Deferred amounts are credited with earnings based on the semiannual rate of U.S. Treasury Bills having a 26-week maturity increased by one percentage compounded monthly, with a minimum annual rate of 7 percent, compounded monthly. The basis for the earnings credit is determined by the Company with approval from the Board of Directors and was last changed in 1991. The Company does not make contributions to participants' accounts under the deferred compensation agreements. Distributions are payable upon the six-month anniversary of the employee's termination of employment with the Company, reflecting an Internal Revenue Code provision that has generally applied since January 1, 2005, to deferred compensation arrangements. G. Wolter's deferred compensation prior to January 1, 2017, would not be subject to the six-month delay provision, as his compensation was deferred prior to the effective date of the related Internal Revenue Code provision. The form of distribution is based on employee election and paid in semiannual or annual installments up to 15 years or in a lump sum.

Defined Contribution Supplemental Executive Retirement Plan

For C. A. Renlund, the 2017 Nonqualified Deferred Compensation Table represents the value of her account based on her participation agreement in the defined contribution supplemental executive retirement plan. Under the terms of that plan, each executive enters into an individual participation agreement. The agreement specifies a contribution percentage based on targeted compensation that increases based on a compensation scale. The participant's notional account is credited with 6 percent interest until age 65. Benefits are paid to the participant in the form of a 20-year annuity at the later of age 60 or termination of employment. The Plan has a five-year vesting provision, except in the event of disability, death or a change in control.

Potential Payments on Employment Termination or Change in Control

Each of our named executive officers is a participant in the Madison Gas and Electric Company General Severance Plan (Severance Plan), which covers our salaried employees. In addition, MGE has entered into individual severance agreements (Severance Agreements) with each of our named executive officers that provide for payments in connection with the officer's termination of employment in the event of a change in control or for C. A. Renlund for a two-year period following G. Wolter's retirement date.

Employment Terminations Other Than in Connection With a Change in Control

For employment terminations other than in connection with a change in control, the named executive officers, like other salaried employees, are entitled to a payment equal to two weeks of compensation plus the employee's weekly compensation multiplied by the number of years of employment, not to exceed 24 years. There are no benefits payable under the Severance Plan if termination results from cause, permanent disability, death, early or normal retirement, or voluntary termination. Because those benefits are equally available to all salaried employees (including named executive officers) under those circumstances, they are not separately valued in this section. Benefits receivable under our retirement and deferred compensation arrangements are described above under "2017 Pension Benefits Table" and "2017 Nonqualified Deferred Compensation Table."

In addition, C. A. Renlund's severance agreement provides that, if within two years of G. Wolter's transition from Chief Executive Officer, which occurred on March 1, 2017, she experiences a separation initiated by MGE, or a significant diminution of duties, she is eligible for the severance payment equal to any unpaid salary or accrued vacation pay, two times the annual base salary plus two times the highest bonus paid or payable during any of the five years preceding a change in control, reduced to avoid triggering excise tax under 280G of the Internal Revenue Code.

Employment Terminations in Connection With a Change in Control

For employment terminations in connection with a change in control, our benefits arrangements provide enhancements, which are described in the remainder of this section. Benefits receivable under our Retirement Plan and employee deferred compensation agreements are not separately valued in this section as they are described above under "2017 Pension Benefits Table" and "2017 Nonqualified Deferred Compensation Table," and are not affected by a change in control. The nonqualified defined contribution plan described in the "2017 Nonqualified Deferred Compensation Table" for C. A. Renlund is affected by a change in control and is valued in the table below.

Under the new form of Severance Agreements, for all new executive officers named in 2012 or later, such as J. Keebler and C. A. Renlund, they are entitled to a severance payment following a "change in control" if, within 24 months after the change in control, the officer's employment is terminated by: (i) MGE, other than for cause, or (ii) the employee, for "good reason." The definition of "good reason" in this agreement is a material diminution in the employee's base compensation, authority, duties or responsibilities, authority or duties of the employee's supervisor, or a material diminution in the budget over which the employee retains authority. The employee must notify the Company within 90 days of the occurrence of the good reason condition and the Company must be provided at least 30 days to remedy the condition.

Currently, J. Newman, L. Hobbie, and C. Fenrick are entitled to a severance payment following a "change in control" if, within 24 months after the change in control, employment is terminated by: (i) MGE, other than for cause; (ii) the employee for "good reason"; or (iii) the employee for any reason during the 30-day period commencing one year after the date of the change in control. "Good reason" is defined to include a material reduction in the employee's position, duties, or responsibilities; any reduction in compensation or benefits; or failure to provide benefits comparable to peer employees and a required relocation of the employee from Dane County, Wisconsin. The employee's good faith determination of good reason is considered conclusive.

Under all agreements, the employee must remain with the Company voluntarily until an attempted change in control terminates or until 90 days following a change in control. The employee agrees to keep confidential trade secrets and other nonpublic information concerning MGE.

"Change in control" is defined to include:

- The acquisition by any person, subject to certain exceptions, of beneficial ownership of 20 percent or more of our common stock;
- A change in the majority of our Board of Directors;
- Certain mergers or similar transactions involving MGE's assets where, among other conditions, the current shareholders do not constitute at least 60 percent of the shareholders of the resulting or acquiring entity; or
- A liquidation or dissolution of MGE.

Severance payments to L. Hobbie, C. Fenrick, and J. Newman will be equal to any unpaid salary and accrued vacation pay three times the employee's annual base salary plus three times the highest bonus paid during any of the five years immediately preceding a change in control, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code. Severance payments to J. Keebler and C. A. Renlund will be equal to any unpaid salary and accrued vacation pay, two times the annual base salary plus two times the highest bonus paid during any of the five years preceding a change in control, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code. The agreements with L. Hobbie, C. Fenrick, and J. Newman were entered into at earlier dates (in some cases, 1994) than the agreement with J. Keebler and C. A. Renlund. J. Keebler's and C. A. Renlund's agreements were entered into in connection with being named an officer of the Company in January 2012 and November 2015, respectively. Severance payments are payable upon the six-month anniversary of the date of separation.

Subject to Section 280G limitations referenced above, in addition to severance, MGE is obligated to pay any legal expenses incurred by the employee for disputes in which the employee prevails. Employees are not obligated to seek other employment or otherwise take action to mitigate the amounts payable by MGE. Over age 67, benefits are subject to reduction (eventually to zero); no benefits are payable beyond age 70 or if the employee dies.

The table below was prepared to illustrate the benefits payable under the Severance Agreements, Performance Unit Plan for J. Keebler, J. Newman, and C. A. Renlund, Income Continuation Agreement for J. Keebler and nonqualified defined contribution plan for C. A. Renlund as though a change in control occurred, and the named executive officers' employment was terminated, on December 31, 2017. However, no change in control of MGE has actually occurred, and no executive has received any of the severance indicated. If a change in control did occur in the future, the actual payments to the named executive officers would depend upon the circumstances in effect at the time, including relative salaries, bonuses, and ages.

Executive Benefits Upon Termination	Jeffrey M. Keebler	Jeffrey C. Newman	Lynn K. Hobbie	Craig A. Fenrick	Cari Anne Renlund (Change in Control)	Cari Anne Renlund (CEO Separation)(f)
Severance (a):						
Salary..	$0	$763,657	$691,985	$631,939	$428,212	$428,212
Bonus..	$0	$444,123	$399,646	$391,327	$215,687	$215,687
Pro Rata Bonus - Year of Termination (b).........	$0	$159,209	$133,287	$134,149	$104,625	$104,625
Performance Unit Plan - Unvested (c)...............	$439,389	$0	$0	$0	$186,464	$0
Income Continuation (d)....................................	$1,093,412	$0	$0	$0	$0	$0
Nonqualified Defined Contribution Plan (e)......	$0	$0	$0	$0	$17,280	$0
Total	$1,532,801	$1,366,989	$1,224,917	$1,157,415	$952,268	$748,524

(a) Value reflects three times the amount of the executive's base salary plus the highest paid or payable bonus in the past five years, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code.
(b) Executives are entitled to a pro rata bonus, depending on the time of the year in which the termination occurs, based upon the highest bonus paid or payable in the past three years.

(c) Unvested values of performance unit awards are shown only for executives who are under age 55 and have less than ten years of service as an MGE officer. As explained under the "Outstanding Equity Awards at December 31, 2017" table, awards under the Performance Unit Plan will continue to vest if the executive is age 55 with ten or more years of service at his or her bona fide retirement, which is assumed in the event of a change in control.

(d) Represents present value of accelerated vesting from 33 percent to 100 percent that would occur under J. Keebler's income continuation agreement if a change in control had occurred and his employment had been terminated. If J. Keebler's employment had terminated as of December 31, 2017, it is likely that his income continuation agreement benefit would commence at age 55, rather than 65 as presented in the "2017 Pension Benefits Table."

(e) Represents present value of accelerated vesting from 0 percent to 100 percent that would occur under C. A. Renlund's nonqualified defined contribution agreement if a change in control had occurred and her employment had been terminated.

(f) Represents value of severance if C. A. Renlund had separated from service as of December 31, 2017, subsequent to the CEO transition clause of her Key Employee Severance Agreement and been entitled to benefits under the Agreement. No such separation occurred, and no benefits were paid.

CEO Pay-Ratio Disclosure

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission adopted a rule requiring annual disclosure of a median employee's annual total compensation compared to the annual total compensation of our Chief Executive Officer (CEO). That disclosure is set forth in the table below, together with an alternative presentation based upon compensation reported on Form W-2's.

	Required Presentation	Alternate W-2 Presentation
Median Employee Compensation	$107,449	$88,406
CEO Compensation	$1,593,697	$500,967
Ratio of CEO to Median Employee Compensation	14.8:1	5.7:1

According to published accounts, the pay ratio rule is designed to allow shareholders to better understand and assess a particular registrant's compensation practices and pay-ratio disclosures. We believe the alternative method we have presented provides investors with a more useful basis on which to understand our compensation practices. Thus, we have included both the presentation prescribed by the rule as well as this alternate method.

The required presentation is calculated based upon total compensation, as defined for the purposes of the 2017 Summary Compensation table. This calculation includes changes in pension value, which reflect changes in the present value of future retirement benefits, and may not allow investors to assess MGE's compensation practices over time. As such, MGE has included the alternative method. This method simply uses actual earnings for the median employee and the CEO as shown on their individual Form W-2 statements. Because this method uses actual earnings, it reflects compensation paid to the median employee compared to compensation paid to the CEO and, we believe, is a more useful measure in assessing our compensation practices.

Inclusion of the change in pension value may not allow investors to evaluate properly MGE's compensation practices over time for several reasons:

• The change in pension value does not affect current compensation to any participant, including the CEO;

• The change in pension value calculation is impacted by variables that apply to all participants, namely interest rate changes, but is also impacted by individual changes reflective of a specific employee's circumstances, such as length of service, age, etc. These individual circumstances could vary from a median employee in one year, to a potentially different median employee the next year; and

• We adjusted our retirement programs in 2007. All employees hired before January 1, 2007, are enrolled in our defined benefit retirement plan. All employees hired on or after January 1, 2007, participate in our defined contribution 401(k) plan. Inclusion of the change in pension value, which only applies to those employees hired prior to January 1, 2007, may distort the ratio from one year to the next if the median employee and his or her related retirement plan participation changes.

To determine the median employee, a listing of W-2 compensation was prepared of all employees as of December 31, 2017. Employees on leave of absence were excluded from the list and wages and salaries were annualized for those employees that were not employed for the full year of 2017. The median amount was selected from this list. The median employee identified as a result of that methodology is not enrolled in the Company's defined benefit retirement plan. Given we had multiple CEOs within 2017, we used J. Keebler's annualized salary as December 31, 2017, for the presentation required by the rule and actual 2017 W-2 compensation for the alternate presentation.

OTHER INFORMATION

Expenses of Solicitation

We will bear the cost of soliciting proxies for the annual meeting. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees who will not receive special compensation for such services. We have retained Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to solicit proxies at a fee of $7,000 plus expenses.

Shareholder Proposals for 2019 Annual Meeting

Shareholder proposals intended to be presented at the 2019 Annual Meeting of Shareholders must be received in writing at our principal executive offices (133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Secretary) prior to November 26, 2018, in order to be considered for inclusion in our proxy statement and proxy related to that meeting. Any proposal submitted must be in compliance with Rule 14a-8 of Regulation 14A of the SEC.

Our bylaws set forth additional requirements and procedures regarding the submission by shareholders of matters for consideration at the 2019 Annual Meeting of Shareholders, including a requirement that those proposals be given to the Secretary not later than the close of business on the 75th day and not earlier than the close of business on the 100th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder proposal intended to be considered at the 2019 Annual Meeting of Shareholders must be received by the Secretary at the address set forth above after the close of business on February 4, 2019, and on or prior to the close of business on March 1, 2019.

Contacting Our Directors

A shareholder who desires to contact members of our Board of Directors may do so by sending an email to directors@mgeenergy.com or by writing to Board of Directors, MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231. The correspondence should identify the shareholder; his, her, or its address; and shareholdings. That correspondence is received by our Corporate Secretary's office. Our Corporate Secretary's office will forward matters within the board's purview to them. Ordinary business matters, such as issues relating to customer service, employment, or commercial transactions, will be directed to the appropriate areas within our Company for handling. Comments or concerns regarding financial reporting, legal compliance, or other ethical issues should be directed to EthicsPoint at www.ethicspoint.com or phone 1-866-384-4277. EthicsPoint is a third party we have selected for receiving and handling such communications from shareholders as well as our employees. Communications to EthicsPoint may be sent anonymously. EthicsPoint will forward those communications directly to the Chairman of our Audit Committee.

References to Websites

We have included several website references in this document as an aid to finding additional information about specific subjects. By doing so, we do not mean to incorporate, and are not incorporating, those websites or their content into this document.

Dated: March 26, 2018

MGE Energy ANNUAL MEETING

Attend our Annual Meeting to learn more about Energy 2030, our direction for a more sustainable energy future.





Greenway Blvd.
John Q. Hammons Dr.
Fourier Dr.
Excelsior Dr.
North High Point Rd.
Old Sauk Rd.
12
14
Madison
Marriott
West
Exit #252 Greenway Blvd.
Lake Mendota
Lake Monona
University Ave.
State Capitol
East Washington Ave.
John Nolen Dr.
113
151
90
94
30
51
18

ANNUAL MEETING

May 15, 2018

11 a.m.

Madison Marriott West
1313 John Q. Hammons Dr.
Middleton, WI 53562

Your name tag is your admittance ticket to the Annual Meeting. Please bring it and a photo ID if you plan to attend the meeting.

ATTENDING the Annual Meeting

If you plan to attend the 2018 Annual Meeting of Shareholders, please make your reservation. See page 3 of this Proxy Statement for additional information.

The meeting begins promptly at 11 a.m. in the conference center of the Madison Marriott West. Displays will be staffed beginning at 9 a.m.

More information will follow your reservation. We look forward to seeing you.

SHAREHOLDER RESOURCES AT MGEENERGY.COM

Environmental and Sustainability Report

SEC Reports

News releases, newsletters and articles

Financial presentations

Annual Reports

Shareholder account access

Of INTEREST to Shareholders

MGE Energy and Madison Gas and Electric Company host a family of websites to deliver information to customers and shareholders. Investors are encouraged to explore our online resources for additional, detailed information about our programs, products, services and initiatives as we build your community energy company for the future.

mgeenergy.com

Company and investor news, information and financial reports. Registered shareholders also may visit our website to access Computershare, MGE Energy's stock transfer agent and Direct Stock Purchase and Dividend Reinvestment Plan administrator.

mge.com

Our regulated utility's primary site for customer services; account access, paperless billing and bill payment; safety and outage information; and other news, information, programs and services from MGE as their gas and electric services provider.

energy2030together.com

Launched in September 2016, a source for Energy 2030 news, energy-saving tips and information related to advancing MGE's framework for a more sustainable energy future. The site includes locally based videos and features articles around saving energy, MGE's new programs, products and services, and initiatives for working together to reach shared energy goals.

madisoneconomicdevelopment.com

A resource for businesses and others looking to expand or relocate in our service territory. The site offers useful information about the area and the ways in which MGE, as a community energy company, can help in creating a healthy and vibrant local economy through our services, expertise and our partnerships throughout the community.





MGE ENERGY
P.O. Box 1231
Madison, WI 53701-1231

MGE ENERGY

MGE ENERGY, INC.
133 SOUTH BLAIR STREET
P.O. BOX 1231
MADISON, WI 53701-1231

  **SCAN TO**
VIEW MATERIALS & VOTE ▷

VOTE BY INTERNET - www.proxyvote.com/MGEE or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date, in the case of Plan voting instructions, or the day before the meeting date, in all other cases. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, go to www.mgeenergy.com/paperless and log into your online shareholder account.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date, in the case of Plan voting instructions, or the day before the meeting date, in all other cases. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

RSVP FOR THE MEETING
Complete and mail separately the enclosed postage paid card or make your reservation on-line at www.proxyvote.com/MGEE. Look for the "Register for Meeting" link.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E37958-P02193

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MGE ENERGY, INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors	☐	☐	☐	_____

Nominees:

To be elected for terms expiring in 2021.

01) Marcia M. Anderson
02) Jeffrey M. Keebler
03) Gary J. Wolter

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2018.	☐	☐	☐
3. Advisory Vote: Approval of the compensation of the named executive officers as disclosed in the proxy statement under the heading "Executive Compensation".	☐	☐	☐

The Board of Directors recommends you vote "AGAINST" the following shareholder proposals:

	For	Against	Abstain
4. Advisory Vote: *Shareholder proposal* – Electrification of the Transportation Sector Study.	☐	☐	☐
5. Advisory Vote: *Shareholder proposal* – Report on 2-Degree Scenario.	☐	☐	☐
6. Advisory Vote: *Shareholder Proposal* – Report on 100% Renewable Energy.	☐	☐	☐

PLAN PARTICIPANT VOTING INSTRUCTION: I instruct Vanguard Fiduciary Trust Company, as Trustee of the Madison Gas and Electric Company 401(k) Retirement Accumulation Plans ("Plan"), to vote all shares of stock that I hold within the Plan at the annual meeting, and at all adjournments thereof. This instruction revokes any previous instructions given.

NOTE: Please sign as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date



Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice, Proxy Statement and Annual Report are available at www.proxyvote.com/MGEE.

E37959-P02193

MGE ENERGY, INC.
Annual Meeting of Shareholders
May 15, 2018 11:00 AM
Marriott Madison West, 1313 John Q. Hammons Drive, Middleton, Wisconsin
This proxy is solicited by the Board of Directors

The undersigned hereby appoints F. Curtis Hastings and Jeffrey C. Newman, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of MGE ENERGY, INC. Common Stock which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held May 15, 2018, and any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1, FOR PROPOSALS 2 AND 3, AGAINST SHAREHOLDER PROPOSALS 4, 5 AND 6 AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

401(k) PLAN PARTICIPANTS: If your voting instructions are not received by the cut-off date of May 12, 2018, you will be treated as directing the Plan trustee to execute a proxy to vote your Plan shares in the same proportion as the shares for which the trustee has received timely voting instructions from the Plan participants who have given instructions.

(Continued and to be signed on reverse side)